Securities and Exchange Commission
Washington, DC  20549

FORM 10-SB

AMENDMENT NO. 2

GENERAL FORM FOR REGISTRATION OF
SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities
Exchange Act of 1934


AURORA ENERGY, LTD.
(Name of Small Business Issuer in its charter)

Nevada (State of organization)
(IRS Employer Identification No) 91-1780941

3760 North US 31 South,
Traverse City, Michigan 49684
(address of principal executive offices)(Zip
Code)

Issuer's telephone number:(616) 941-0073

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: None
Name of each exchange on which each class is to be registered: None

Securities to be registered pursuant to Section
12(g) of the Act: Common Stock

The Company is filing this Form 10-SB on a voluntary basis in order to facilitate the Company's becoming eligible for trading on the NASD OTC Bulletin Board. If the Company's obligation to file periodic reports is suspended under the Act, the Company will voluntarily continue to file periodic reports.


PART I

ITEM 1. DESCRIPTION OF BUSINESS
Aurora Energy, Ltd. ("the Company") is involved in the exploration, development and production of natural gas and oil reserves in North
America. Management's goal is to produce gas from lower risk black shales, tight sands and coal beds, targeting projects where large acreage blocks can be easily evaluated with a series of low cost test wells prior to development investments. At this point in time, the Company has no proven reserves. However, production has begun in the East 23, Timm, Devil
River, and Paxton Quarry Antrim Shale projects in Michigan, and the Corydon New Albany Shale wells in Indiana. The Company also owns small purchased interests in two productive properties: The Lodgepole Stadium Field in
North Dakota, and the Merrick Estate #1 in
Louisiana.

DEVELOPMENT

The Company was originally incorporated on August 12, 1991 as a Nevada corporation under the name Mentor Group International Corporation.
It was originally a wholly owned subsidiary of Premier Allied Consultants Corporation. It was subsequently "spun-off" with the shareholders of Premier Allied Consultants Corporation receiving shares in the Company in a Rule 504 exempt transaction. On November 24, 1995, Superior
Lubricants, Inc.  was merged into the Company.
At the time of this merger, the Company changed its name to Superior Lubricants International, Inc. The business plan of Superior Lubricants
International, Inc. did not go as planned, and on June 24, 1996, the Company changed its name back to Mentor Group International Corporation.
From its inception until April, 1997, the Company was not successful in achieving any material operations.

On March 12, 1997, the Company's name was changed to Aurora Energy, Ltd. On April 22,
1997, the Company acquired a 50% membership interest in Jet/LaVanway Exploration, L.L.C. in exchange for a controlling interest in the Company's common stock. John Miller, Thomas W.
Tucker and William W. Deneau were each issued
1,858,400 shares of the Company's common stock
(83% of the Company's outstanding shares).
(NOTE: the interest acquired by the Company equates to 100% of Messrs. Miller, Tucker and Deneau's collective 50% interest in Jet/LaVanway
Exploration, L.L.C.) The membership interest the Company received in return gives the Company an interest in the following oil and gas interests:

THE CORYDON AREA OF MUTUAL INTEREST consisting of approximately 16,000 net mineral acres in Harrison County, Indiana - The Company's share acquired was 5% working interest before payout and 13.015% working interest after payout of investors at an 0.80 net revenue interest. The
Company has subsequently acquired an additional
4% working interest before payout and additional
3.20% working interest after payout.  The
Company's total interest in the Corydon area is currently 9% before payout and 16.215 % after payout.

THE MILLTOWN AREA OF MUTUAL INTEREST consisting of approximately 5,500 net mineral acres in Crawford County, Indiana - The Company's share is 9.555% working interest after payout of investors at an 0.80 net revenue interest.

THE NORTH HARRISON AREA OF MUTUAL INTEREST consisting of approximately 40,000 net mineral acres in Harrison County, Indiana - The
Company's share is 9.625% working interest after payout of investors at an 0.80 net revenue interest.

THE ORGAN CREEK AREA OF MUTUAL INTEREST
consisting of approximately 11,000 net mineral acres in Washington County, Indiana - The
Company's share is 9.625% working interest after payout of investors at an 0.80 net revenue interest.

These interests collectively constitute 50% of the interests in these properties that are owned by Jet/LaVanway Exploration, L.L.C., a Michigan limited liability company, formerly known as Jet/Hunting Exploration, L.L.C., whose principal address is 215 Bridge Street, Charlevoix,
Michigan 49720.

At the time of the assignments, Messrs. Tucker, Deneau and Miller agreed to accept responsibility for managing these properties on the Company's behalf. On June 25, 1997, they became directors of the Company and assumed full responsibility for management.

On May 5, 1997, Jet Exploration 1995-1, L.L.C.
entered into a Joint Development Agreement for the Dumada Area of Mutual Interest with Colony
Petroleum, L.L.C., Cumulus Two Limited
Consolidated Exploration, L.L.C., and Deka
Exploration, L.L.C.  Jet Exploration 1995-1,
L.L.C. initially received a 25% working interest at an 80% net revenue interest in the Project.

A Joint Operating Agreement was signed which designated Jet Exploration 1995-1, L.L.C. as the
Operator for drilling purposes, with Deka
Exploration, L.L.C. to assume the duties of Operator for each well upon commencement of production operations. Jet Exploration 1995-1,
L.L.C. subsequently sold off a substantial amount of its working interest, retaining a 4.8%
working interest before payout, and a 10.4675% revenue interest after payout. As a result of agreements with Colony Petroleum, L.L.C. and Cumulus Two Limited Consolidated Exploration,
L.L.C., Jet received an overriding royalty equal to 1% (both before and after payout).

On July 28, 1997, the Company entered into an agreement with Jet Exploration 1995-1, L.L.C. to acquire Jet Exploration 1995-1, L.L.C.'s working interest in the Dumada Project on an actual cost basis. The Company paid $126,451 as a reimbursement of direct costs to acquire this 4.8% working interest at an 80% net revenue interest. From July 28, 1997, the Company was responsible for its allocated costs associated with the development of the Dumada Project. The
July 28, 1997 agreement also allowed the Company to acquire the balance of Jet Exploration 1995-
1, L.L.C.'s interest in the Dumada Project, specifically its interest as an operator, at a price of $60,000. This payment was intended to reimburse Jet Exploration 1995-1, L.L.C. for its indirect costs incurred in the creation and marketing of the Dumada Project, including allocated salaries, travel costs, reproduction costs, telephone expense, rent and utilities over the 15-month period of time required to put the Dumada Project together. The Company exercised this option, and has paid the full
$186,451 to Jet Exploration 1995-1, L.L.C. (See page 13 for a description of the Dumada
Project.) On December 18, 1997, the Company sold .25% of its working interest in the Dumada
Project. The Company currently has financial responsibility for 4.55% of the Dumada Project, and is entitled to 5.55% of net revenues before payout and 10.4675% of net revenues after payout.

In April of 1998, the Company began leasing approximately 13,000 acres in a Trenton gas project in northwest Ohio known as the Crossroads Project. The Company has secured financing for all phases of development. Nine wells are in development. Upon completion of the first nine wells, the first six months of production will be a period of evaluation to confirm and refine reserve estimates. (See page 13 for a description of the Crossroads project.)

EMPLOYEES

The Company's strategy is to outsource most of its needed services and manpower. It will maintain only the essential personnel to accomplish its mission. The Company currently has six full time employees. In addition to the officers described under "Management and Key
Consultants" below, the Company employs an accountant and a secretary. Consultants are hired as needed on an independent contractor basis. (See page 23 for a description of the Key Consultants.)

STRATEGIES

The Company will focus significant resources towards lower risk long-term gas development of unconventional gas reservoirs. This strategy generally requires large capital expenditures, which require either equity or source funding.
The Company will use Company funds to acquire properties when possible, and will attempt to finance the development of reserves and production using third party financing or joint venture partners. Management believes that the Company is able to engage in nearly any reasonable size operation or scope of exploration activity depending on the circumstances and merits of each proposed operation. Conventional oil and gas exploration will be given consideration when opportunities are available which could yield significant upside reserves. Quite often this will be prospects generated as a result of data gained from drilling wells in unconventional reservoirs. Accordingly, the Board of Directors has not limited the size of operation or scope of project to be considered in achieving the Company's business plan.

Management has chosen to conduct the Company's first projects in the black shales of Michigan and Indiana for the following reasons:

1. There are proven fractured areas based on the production history from Indiana's oldest
New Albany Shale field (Harrison and Martin
Counties) where commercial wells had been established for over 50 years and Michigan's
Antrim Shale play where over 5,000
commercial wells have been drilled in the last 20 years.

2. In management's opinion, the market for gas in Indiana and Michigan is excellent, with a web of major transmission pipelines already in place. Gas being sold in Indiana and Michigan will sell locally for a price above the New York Mercantile Exchange price at the Louisiana gas hub.

3. Throughout the prospective area in Indiana for the New Albany Shale, there are multiple geological zones of production, which have been proven to contain large reservoirs of oil and gas. These reservoirs will be tested each time a New Albany Shale well is drilled, adding significantly to the potential for reserves.

4. Improved production techniques utilized in unconventional reservoirs around the world have improved rates of producing gas. This proven technology will be utilized in the development of the black shales of Michigan and Indiana.

COMPETITION AND OTHER OPERATIONAL
ISSUES

The oil and gas industry is very competitive.
There is a high degree of competition to obtain favorable oil and gas leases suitable for drilling, development and production. In the areas of the Company's strategic focus of gas production from tight sands, shales and coalbed methane, management expects that there is sufficient opportunity that the Company will be able to procure suitable leases in these formations.

There is also competition for desirable
contracts to supply energy companies with gas and oil. While management expects to line up suitable gas and oil purchasers at profitable prices, the industry is subject to fluctuations in demand and price that may limit the Company's profit potential.

Other variables that may affect the Company's profitability include weather conditions that may affect the Company's access to properties or increase drilling and completion costs, and equipment availability, that may result in production delays. The industry has recently experienced shortages of skilled labor that may slow down production.

Management does not anticipate the need for expenditures on environmental control facilities. However, state and federal environmental regulations do increase the costs of doing business. Permits are always required for the operations of drilling and producing oil and natural gas. Compliance with environmental regulations is required by the permits. State inspectors generally review compliance.
Each state in which the Company conducts oil and gas operations has a set of regulations and ordinances that apply. Each state issues booklets of instructions to be followed. The
Company must obtain a permit for each well to be drilled. As required by the State of Michigan, the Company has provided a $100,000 letter of credit through its line of credit with First of America Bank (now known as National City Bank).
Thus far, the Company's industry partner has obtained the required drilling permits in the State of Michigan. The Company is in the process of having two Michigan well permits transferred into its name. As required by the State of Kentucky, the Company has provided a $2,500 letter of credit from Empire National
Bank. As required by the State of Indiana, the Company has provided a Blanket Surety Bond in the amount of $30,000 from Redland Insurance
Company. To date, the Company has three drilling permits from the State of Indiana. As required by the State of Ohio, the Company has provided a $50,000 surety bond from Underwriter's Indemnity Company. The Company has received a letter from the State of Ohio
Department of Natural Resources assigning the Company an owner number. To date, the Company has three drilling permits from the State of Ohio. The Company does not anticipate any difficulties in obtaining drilling permits as needed.

The Company does not own any patents, licenses, franchises or concessions. These are not needed for the Company's successful operation. On
December 29, 1998, the Company was granted a service mark registration for its logo, registration number 2,214,144 from the U.S.
Patent and Trademark Office.

FINANCIAL CONSULTING

On May 1, 1997, the Company entered into a three-year Business Consultant Agreement with
James C. Czirr of Sandpoint, Idaho. Mr. Czirr has agreed to advise the Company on financial and financing matters, including the development and implementation of a plan to make the Company a public stock company. As compensation, Mr.
Czirr was initially entitled to receive 3,500 shares of the Company's common stock at the beginning of each of the 36 months of the Agreement. These shares are required to be registered with the SEC on Form S-8 as shares issued pursuant to employee benefit plans.
Until the Company is able to issue these shares, the shares are being accrued but not issued. By letter agreement dated October 28, 1998, Mr.
Czirr agreed to waive the monthly share
compensation for the first 18 months of the agreement. Mr. Czirr was also initially given a five-year option to purchase 300,000 shares of the Company's common stock at a price of $.05 per share. On March 19, 1999, this agreement was amended to reduce the number of shares under option to 16,000. Mr. Czirr has been active in the oil and gas industry for 16 years. He founded Extol Energy Corporation in 1982. As president of Extol Energy Corporation, he has experience in managing several oil and gas projects. He is currently a director of two public companies, Metalline Mines and Maco
Industries, both of which trade on the OTC
Bulletin Board.

BANK FINANCING

Effective April 10, 1998, the Company entered into a Business Loan Agreement with First of America Bank, N.A. (now known as National City
Bank), Northern Region of Traverse City,
Michigan. The Company received a $750,000 line of credit reflected in a note dated April 14, 1998 bearing interest at one percentage point over the New York consensus index rate with an initial rate of 9.5% per year. The note matures on April 10, 1999. Interest is payable monthly.
The Company granted an all assets security interest as collateral on the loan, including a mortgage on its oil and gas well production units. Messrs. Deneau, Miller and Tucker each provided personal guarantees for repayment of the loan. As of December 31, 1998, $610,000 had been drawn on the line, and another $100,000 was allocated to an open letter of credit issued to the State of Michigan Department of Environmental Quality to obtain drilling permits for wells to be drilled in Michigan.

OIL AND GAS TERMINOLOGY

AMI: Area of mutual interest in which all parties who have joined together in an area agree to share opportunities and obligations with the area.

Bioturbated: The churning and stirring of a sediment by organisms.

Brine Water Disposal Well: A well into which salt water and other liquid substances are pumped for disposal purposes.

De-watering: The system whereby brine water is removed from the well in order to allow the gas/oil to be released. Pumping mechanisms are usually used for this process. New wells may have great amounts of water which must first be removed. As water is removed, gas/oil production usually increases.

Exploratory Well: A well drilled in an unproved area, either to find a new oil or gas reservoir or to extend a known reservoir. Sometimes referred to as a wildcat.

Farmed-in: One of the most common forms of cooperation between producers in developing oil and gas properties. The owner of the working interest in a lease assigns the working interest to another operator for development of the property, retaining an economic interest, usually in the form of an overriding royalty.

Fault System: The earth's crust is subject to stresses from movement, heat and other environmental factors. When the crust breaks under the strain, a fracture is created. When several fractures occur and they are significant in size, they are referred to as faults. A series of faults is called a ?fault system."

Field: A geographical area under which one or more oil or gas reservoirs lie.

Formation: An identifiable layer of rocks named after its geographical location and dominant rock type.

Fracturing: A perforating gun is lowered into the well bore and at the proper depth, the gun is fired and perforations are made through the casing and into the formation, making for additional fractures in the formation allowing hydrocarbons to flow into the well bore so that they can be transported to the surface. To assist in the process of releasing the hydrocarbons trapped in the rock itself, sand, water, and/or acid are pumped into the well bore under great pressure to fracture the rock near the well bore.

Gross Acres: The total number of acres in which one owns a working interest.

Lease: A legal contract that specifies the terms of the business relationship between an energy company and a landowner or mineral rights holder on a particular tract of land.

Leasehold: Mineral rights leased in a certain area to form a project area.

Net Acres: Gross acres multiplied by one's fractional working interest in the property.

Niagaran Trend: The Niagaran rock formation in
Northern and Southern Michigan has demonstrated great oil and gas reserves. The buried reefs seem to line up and form a trend, hence
"Niagaran trend."

NRI:  Net Revenue Interest.

Overriding Royalty Interest:  Is similar to
basic royalty interest except that it is created
out of the working interest.  For example, an
operator possesses a standard lease providing
for a basic royalty to the lessor or mineral
rights owner of 1/8 of 8/8.  This then entitles
the operator to retain 7/8 of the total oil and
gas produced.  The 7/8 in this case is the 100%
working interest the operator owns.  This
operator may assign his working interest to
another operator subject to a retained 1/8
overriding royalty.  This would then result in a
basic royalty of 1/8, an overriding royalty of
1/8 and a working interest of 3/4.  Overriding
royalty interest owners have no obligation or
responsibility for developing and operating the
property.  The only expenses borne by the
overriding royalty owner is a share of the
production or severance taxes and sometimes
costs incurred to make the oil or gas salable.
Pay Zone:	The geologic formation where the
gas/oil is located.

Plugged: Equipment in the well bore is salvaged and a cement plug is placed into the well, thereby plugging off the rock exposed in the well.

Production: Natural resources, such as oil or gas, taken out of the ground.

Prospect: An idea that oil and/or gas may be found in a certain location is known as a prospect.

Proved Reserves: Estimates of oil, gas, and gas liquids quantities thought to be recoverable from known reservoirs under existing economic and operating conditions.

Reservoir: A rock formation or trap containing oil and/or natural gas.

Shale: A clastic (gr. klastos, ?broken?) rock composed of predominantly clay-size particles consisting of clay minerals, quartz and other minerals. Often found as thin layered organic rock rich in hydrocarbon deposits.

Shut-in: A well that has been capped (having the valves locked shut) for an undetermined amount of time. This could be for additional testing, could be to wait for pipeline or processing facility, or a number of other reasons.

Silurian Reef: A reef similar to a reef in the ocean which was developed in Silurian geological time and is now buried beneath the surface and may contain hydrocarbons if trapped within the reef rock.

3-D Seismic: Technology to create three-dimensional images by bouncing sound waves off of underground rock formations. Used to look for underground accumulations of oil and gas.

Sweet Oil: Natural occurring oil that does not contain hydrogen sulfide.

Test Well: A well drilled in an unproven geographical area, charting new ground.
Undeveloped Acreage: Leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas.

Unit: A contiguous parcel of land deemed to cover one or more common reservoirs for oil or natural gas, as determined by state or federal regulations. Unit interest owners generally share in costs and revenues according to their proportion of ownership in the unit.

Well Bore: The hole of the well starting at the surface of the earth and descending downward to the bottom of the hole.

Working Interest: The cost-bearing ownership share of an oil or gas lease.

Volume Acronyms:

bbl: A standard oil measurement that equals one barrel (42 US gallons)

Bcfg: Billion cubic feet of gas

cfg:  Cubic feet of gas

mcf: Thousand cubic feet of gas, a standard measurement unit for volumes of natural gas that equals one thousand cubic feet

Tcfg:  Trillion cubic feet of gas

/d:  Per day

ITEM 2.  PLAN OF OPERATION

The Company is in the development stage. Since its inception, the Company has primarily been involved in planning, obtaining financing, acquiring oil and gas leases, and exploration of certain oil and gas properties in Michigan, Indiana and Ohio. The Company will continue its focus in the Midwest. However, it will not restrict its activity to this area.

The Company seeks to maximize stock price and shareholder value through exploration in low risk shale natural gas plays and through the acquisition of properties with proven production and positive cash flow. The Company's short term goal (the next 12 months) is to acquire or to find through exploration and bring on line enough production and positive cash flows to produce a profit while covering its general and administrative expenses. The Company's long term goals include continued building of reserves and cash flows from production to allow for further development of existing properties, mortgaging proved developed reserves to finance continued exploration and growth in value through development of untapped Antrim Shale, New Albany Shale or other formations.

During the next 12 months, management expects that the existing wells in the various drilling units in Michigan to continue in production and begin to produce positive cash flows.

The Paxton Quarry Project began commercial production in 1998. Management expects that it will begin to generate revenue from production in 1999.

Management expects the Crossroads Projects' initial nine-well pilot unit to begin production in 1999. There are 80 existing well bores that can be re-entered for further production. The
Company currently owns leases on 39 existing well bores that are candidates for production.
The Company will continue to take steps to reduce the overhead of the Corydon Project operations. The Company began operating the Corydon Project for Jet/LaVanway Exploration,
L.L.C. in November, 1998. Three re-entry wells were drilled and completed in 1998. The gathering system and processing facility are under construction.

In the Dumada Project, a 10-well production unit is planned for development. The Company does not currently have funding to develop this initial 10-well unit. If funding is not obtained, this project will have to be deferred.
In January, 1998, the Company acquired a 10.65% interest in a newly discovered Niagaran reef, referred to as the Beregsasi 1-5 Project, which tested over 200 barrels of oil per day in Macomb
County, Michigan.  The operator, West Bay
Exploration, is working to get the well into production. It is currently working on laying the pipeline. It is expected to begin producing the oil and associated natural gas in 1999.
During the next 12 months, in addition to completing and bringing into production current projects under development, the Company will pursue income producing properties, either royalty or working interest, that would enhance the Company's cash flows and profitability.
Management also expects to continue to pursue new oil and gas exploration and development opportunities while retaining enough flexibility to accommodate the changes of focus necessitated by industry developments.

In connection with the Company's search for new oil and gas properties, the Company will not pay finders fees or other acquisition related compensation to its officers, directors, promoters or their affiliates or associates.
The Company has agreed to pay a finder's fee to its consulting geologist, Karl M. Schroeder.
(See Item 5 - Key Consultants, page 23.)
In addition to the $750,000 line of credit the Company currently has with First of America
Bank, the Company will need additional financing in order to achieve its desired rate of growth.
Management is currently exploring several options, including the possibility of selling additional shares of the Company's common stock in an exempt private placement offering.
Management may also acquire capital by selling off portions of projects with proven reserves now owned by the Company.

Management also hopes to acquire productive properties using recourse loan financing. This may place the Company in a position of substantial leverage. There are certain risks associated with substantial leverage. If substantially leveraged, the Company's cash flows will be largely devoted to debt service, leaving only a small portion of those cash flows available to offset general and administrative expenses, or for other investments or distribution to shareholders. If the Company is unable to generate the cash required for debt service through its operations, the Company may be forced to sell off its assets. All of its assets will be tied up as collateral on its debt financing. The Company expects to limit its procurement of additional debt to debt obtained for the purpose of purchasing proved properties that are already generating sufficient cash flow to service the associated debt. However, there will be a risk of cash flow reductions caused by drops in the price of oil and/or gas, or faster than anticipated depletion of oil or gas in the property.

This section contains forward looking
statements. It is impossible to accurately predict exactly what will occur in the next 12 months. Unexpected drilling results, delays in testing and drilling, difficulties in acquiring leases, difficulties in finding financial partners, or new opportunities that cause management to change the focus of its activities could all cause actual results to differ materially from those results described as anticipated during the next 12 months.

YEAR 2000 DISCLOSURES:

BACKGROUND

The Year 2000 Issue is a result of computer programs being written to recognize two digits instead of four to identify the applicable year.
Date sensitive computer programs may then interpret dates using "00" as the year 1900 rather than the year 2000. This could cause system failures, miscalculations or other system disruptions, which might temporarily interrupt the Company's ability to engage in normal business activities.

PLAN AND STATE OF READINESS

The Company has addressed the most direct
problems associated with the Year 2000 Issue.
Aurora Energy has obtained written assurances
from the appropriate vendors and manufacturers
that 100% of the Company's computer hardware,
and that 100% of all date sensitive software
currently in use by the Company, are Year 2000
compliant.   Consequently, the Company
anticipates no expenditures will be required to bring administrative software and hardware in compliance with Year 2000 requirements.

The Company has only just begun communicating
with third parties and examining non-
information-technology systems to determine
their state of readiness.  The Company
anticipates that by mid-1999 our survey of
material vendors and partners and the inspection
of non-information-technology systems will be
complete.   The Company has only a few non-
information-technology systems and does not expect the costs of remediation to be material.
Aurora Energy estimates that the survey of non-information-technology systems and third parties whose lack of readiness for the Year 2000 could materially affect the Company's ability to conduct normal day-to-day operations is 5% complete.

The costs to the Company for a lack of readiness on the part of vendors, customers and partners are limited to whatever the temporary interruption of business functions would total.
The major risks would be interruptions in communications, banking, and cash flows if the pipelines and final purchasers of the Company's gas and oil production were not in compliance.
Cash flow could also be impacted if industry partners who operate oil and gas properties in which the Company is invested suffer business interruptions due to their own lack of readiness, or due to third party vendors' and/or customers' lack of readiness for the Year 2000 problem.

CONTINGENCY PLANS

Temporary interruptions in the Company's cash flows due to Year 2000 Issue problems affecting purchasers of the Company's oil and gas production are not expected to present material difficulties. If, for the same reasons, more protracted cash flow interruptions are encountered, the Company plans to access unused lines of credit and/or borrowing from affiliated entities to cover the most necessary disbursements until such time as the normal order of business is restored

ITEM 3.  DESCRIPTION OF PROPERTY

THE CORYDON PROJECT

The Corydon Project is located northwest of Corydon, Indiana in Harrison County. This site is northwest of an old producing New Albany
Shale field that produced in the early 1900s.
Jet/LaVanway Exploration, L.L.C. (50% owned by the Company) is party to an Area of Mutual
Interest (AMI) agreement of approximately 42 square miles (26,880 acres) with MCNIC Oil & Gas
Company (f/k/a MCN Energy Group, Inc.), a
Detroit based corporation. Within the AMI, there are currently 16,244 acres leased for oil and gas development. Additional leases acquired in this area by the Company or MCNIC will be added to the joint venture.

Currently, there are 22 test and production wells, one State approved brine water disposal well, and one central production facility within the project area. All leases are in their first five-year term and all have an extension provision to extend the lease for another five years if needed. Once production is established on a lease, the lease stays in effect as long as the well is produceable.

Corydon Unit #1 (drilled in 1996 and expanded in
1998) went into production in July of 1997, back hauling its gas through a small local utility's pipeline to the Texas Gas Transmission pipeline in Kentucky. Production from this unit is less than 500,000 cubit feet of gas daily. Current overhead for operations, including the back haul system contract obligations, exceeds income.
Steps taken to reduce overhead have been insufficient thus far to allow a profit to be made. Continued operations and expansion of this unit depend upon commercial viability of the current producing wells. The area of the Corydon
Project contains approximately 16,000 leased acres.

THE DUMADA PROJECT

The Dumada Project consists of approximately
104,000 net mineral acres in western Indiana.
In addition to the 4.8% working interest that the Company first acquired in the Dumada Project in July 1997, the Company acquired an additional
1% working interest from Jet Exploration 1995-1,
L.L.C. before payout and will own a 10.68% working interest after payout as defined in the agreements with the existing investors in Dumada. An evaluation of the reservoir by S. A.
Holditch & Associates, Inc., an engineering firm familiar with shale production, demonstrates the viability of the project. To date, the Company and its industry partners have drilled 30 test wells in the leasehold area. In addition to the 10% carried working interest, the Company and its industry partners will receive a 20% option to participate at cost in any prospective projects. Excluded from the agreement is the New Albany Shale and the coal bed methane.

THE CROSSROADS PROJECT

The Company has leased approximately 13,000 acres in a Trenton gas project in northwest Ohio known as the Crossroads Project. The Company currently owns a 50% working interest in the Crossroads Project, and retains the right to be project operator. The Company is working on a nine-well project that it hopes to put into production in 1999.

THE PAXTON QUARRY PROJECT

The Paxton Quarry project is located in Alpena
County, Michigan, and consists of over 4,000 acres of prime development land for Antrim Shale gas production. The Company owns a 29% interest in this project. Currently 13 wells have been drilled. Ten wells have been completed and are producing. Two wells have been plugged. One
Salt Water Disposal Well has been completed.
This well will be used for disposal of produced fluids into a deeper formation than the Antrim
Shale from which the fluids are produced. The initial ten-well phase of this project was completed with facility and flow lines in October 1998. Production revenue is expected to begin in 1999, after division orders and unitization agreements have been executed.
It is anticipated that after de-watering, the Paxton Quarry will yield approximately 175 mcf/d, based on an analysis prepared by S.A.
Holditch & Associates, Inc. It is expected that one year of production may be required before the project meets its anticipated production levels. Production should extend for at least five years before much decline begins.
Ultimately, the project should have a production life of approximately 30 years.

ALCONA COUNTY ANTRIM WELLS

The Company acquired at no up front cost to the Company from Jet Exploration, Inc. small interests in Antrim shale wells in three projects located in Alcona County, Michigan.
The Company is required to pay its proportionate costs of development. Total development costs for all owners are expected to be approximately
$250,000 per well. The Company has a 2.3% working interest before pay out and 3.68% after payout in the Devil River Project; a 2.3% working interest before payout and 3.68% working interest after payout in the East 23 Project;
and a 1.8% working interest before payout and 3.18% after payout in the Timm Project. The majority interest owner and ultimate operator of the project is Petroleum Development Corporation of West Virginia. As of November 1998, the Devil
River project had 10 wells drilled, completed and in production. The East 23 project has six wells in production. The Timm project has 21 wells in production. Due to the new development of the area, it is expected that de-watering of the area may take one year to get production levels up to expected production rates. Distributable production revenue is expected to start in 1999.

THE BEECH FORK PROJECT (FORMERLY KNOWN
AS THE BALLTOWN PROJECT)

The Beech Fork project, located in Breckinridge
County, Kentucky, consists of approximately
1,500 acres above a known oil producing Jackson
Sand structure. The prospect, no longer producing oil, contains multiple pay zones below the Jackson Sand which have never been tested.
The Company sold its interest in this project for $39,000. In connection with the sale, the Company retained rights to 10% of the working interest, will be carried 10% in the first test well, and holds an overriding royalty interest in the leases.

BEREGSASI 1-5 NIAGARAN WELL

The Beregsasi 1-5 in Macomb County, Michigan was discovered in December 1997 by West Bay
Exploration of Traverse City, Michigan.  Jet
Exploration, Inc. owned a carried working interest of 10.625% in the well. The Company purchased the interest from Jet Exploration, Inc., by agreeing to pay to complete and equip the well, which was expected to equal approximately $60,000, and to provide Jet
Exploration, Inc. a 10% net profit interest once the well is producing. The well tested 200 barrels of sweet oil per day and is expected to produce the maximum allowed by the state, which is 200 barrels of oil per day. Production is expected to start in 1999.

BLUE LAKE 1-4

The Company purchased 50% of the interest and operations in a shut-in Niagaran well in the northern Michigan Niagaran trend from Trinity
Exploration Corporation on March 27, 1998.  The
Company paid $5,000 plus an agreement to pay
Trinity Exploration Corporation 20% of the
Company's net profits on the well after the Company achieves payout. For purposes of this agreement, direct expenses are deducted from revenues, but indirect expenses are not. The
Company acquired an additional 48.5% working interest in this well in November 1998, when most of the co-owners relinquished their interests in order to avoid making further contributions towards expenses. According to
Trinity Exploration Corporation, when the well shut-in, it was producing steadily 25 barrels of sweet oil per day. The well was shut-in by the State Department of Environmental Quality due to an oil spill which occurred while being operated by a previous operator. The Company did not assume liability for past acts or omissions.
Trinity Exploration Corporation and its
principal gave the Company an indemnification agreement for all acts or omissions for which they may be held liable. The Company is discussing environmental remediation with the
State of Michigan. Should the State not allow the Company to re-establish production, the Company will abandon the project rather than assume any environmental liability.

CHURCH LAKE AND CHIMNEY LAKE PROJECTS

In September of 1998, the Company acquired interests in approximately 16,000 acres in Michigan known as the Church Lake Project and the Chimney Lake Project, targeting the Richfield and Dundee formations. Each project is trying to develop oil as well as gas reserves. These projects may be developed providing partners can be located which will drill the wells and cover the Company's share of expenses. The Company will not develop these projects without the backing of a qualified partner(s).

INDIANA NEW ALBANY SHALE QUALITIES

The Corydon and Dumada Projects are located in the Indiana New Albany Shale play. Large-scale exploration is underway in southern Indiana, where the New Albany Shale play has re-ignited after nearly 50 years of dormancy. According to the FINAL REPORT: GAS POTENTIAL OF THE NEW
ALBANY SHALE (DEVONIAN AND MISSISSIPPIAN) IN THE
ILLINOIS BASIN, published by the Gas Research
Institute in 1994 ("GRI Publication"), activity in the area targeting the New Albany Shale has demonstrated what was proven in the late 1800s and early 1900s in Indiana: that the New Albany
Shale is an excellent commercial reservoir for natural gas.

Management believes that the New Albany Shale of Indiana is a very similar reservoir to the Antrim Shale of Michigan, where over 5,000 shale gas wells have been successfully drilled. Wells typically begin producing high volumes of water and low volumes of gas when first beginning to produce in a new area. As more and more wells are drilled in an area, the formation becomes dewatered and the initial gas production rate in each well begins to increase. In Indiana, significant gas from the New Albany Shale was produced in several areas of Harrison, Martin and Daviess Counties from 1875 through the 1930s, and some through the 1950s. In Kentucky, numerous fields exist including the prolific
Shrewsbury Field, as described in a 1994 Reserve
Study Report prepared by Paul Dubois,
professional geologist, for the Equitable Life
Assurance Society. Harold Sorgenfrei, Jr. wrote an excellent analysis of the New Albany Shale in 1952. He detailed the history of this production, demonstrating that commercial gas reserves were stored in the shale.

According to the GRI Publication, water
production by the wells was a significant issue in the production histories of this period. New
Albany Shale wells had both gas and water production. Excellent gas production was recorded in these early New Albany shale wells with individual wells initially producing up to 2,000 mcfg/day while the field average per well was 187 mcfg/day. Management believes that the strong water production caused many production problems throughout the life of the wells.
Until 25 years ago, there were no effective methods for producing water without impacting the flow of the gas. Prior to the 1970s, water inhibited production and was a big reason why developers could not get very excited about drilling for New Albany Shale gas.

In management's opinion, the existence of water in a shale gas formation has been proven helpful in the Michigan Antrim Shale play today.
Natural fractures are the conduit for gas and water to move through the shale and into a well's wellbore. A high level of water is an indication of excellent natural fracturing which gives management confidence that as the Company dewaters the shale, the rate of gas production will increase. In the past, a well bore full of water would put pressure on the reservoir and prevent the gas from coming out of the well.
Today, technology exists to produce much water from the shale formation and still keep pressure on the reservoir low, allowing for the production of natural gas at commercial rates, even while dewatering the formation.
The Company is prepared to establish gas reserves in the New Albany Shale play in Indiana, based on experience gained from the development of the Antrim Shale formation in Michigan, and the historical evidence of New
Albany Shale gas fields, that produced for over 50 years in the early 1900s.

According to the GRI Publication, major fault systems exist in southern Indiana and western
Kentucky, which have a very positive impact on the natural fracturing throughout the New Albany
Shale area. Most prominent of these are the following:

ROUGH CREEK FAULT SYSTEM: A major group of faults trending East-West in western Kentucky just south of the Indiana-Kentucky border.

PENNYRYLE FAULT SYSTEM: A major fault system paralleling the Rough Creek Fault to the south.

WABASH VALLEY FAULT SYSTEM: A northeast-southwest trending high angle normal fault complex, which extends from southern Indiana to intersect the Rough Creek Fault System.

MOORMAN SYNCLINE. The area in Kentucky between the Pennyryle Fault and the Rough Creek Fault, which was a deep Graben occurring during the New
Albany Shale deposition. The New Albany Shale gas pay zones are three times as thick in this area as elsewhere in the Illinois Basin.

MOUNT CARMEL FAULT SYSTEM. A North-South trending high angle normal fault system-penetrating basement rocks in southern Indiana.
In an article published by John B. Droste and Robert H. Shaver in the University of Chicago
JOURNAL OF GEOLOGY, Vol. 88, 1980, entitled
"Recognition of Buried Silurian Reefs in
Southwestern Indiana:  Application to the Terre
Haute Bank," the authors indicate that in the geological structural feature presented in southern Indiana and western Kentucky are numerous Silurian reefs. These reefs are found beneath the New Albany Shale and exist on a geologic shelf that trends northwest-southeast through our targeted New Albany Shale development area. Some of these reefs are pinnacle Silurian reefs up to 800 feet thick.
The reefs are beneath the shale and provide bumps (drape structures) which the shale drapes over. The presence of these type of reef features enhance natural fracturing in the New
Albany Shale in addition to structural highs in the geological zones between the top of the reef and the surface that can trap oil or gas at depths shallower than the shale.

According to the GRI Publication, numerous shallow productive zones as well as the underlying Devonian and Silurian formations are present throughout the targeted New Albany Shale drilling area. These other potential reservoirs are highly prospective, and additional new discoveries are expected in the process of drilling New Albany Shale wells. Additionally the Devonian Limestone and Trenton formations below the shale are proven reservoirs which have been used in the past for gas storage.

Also according to the GRI Publication, the New
Albany Shale in southern Indiana and western
Kentucky has been classified into several recognized geological units. These units are described below. From the top of the shale to the base of the shale, the thickness varies in the targeted area from 100 feet thick to 140 feet thick, except in the Moorman Syncline which is a targeted area with over 200 feet of shale.
CLEGG CREEK MEMBER: This is the upper-most member of the New Albany Shale. It is generally recognized as the most prolific producing zone in the shale. The total organic carbon content per core analyses averages 12.6% across southern
Indiana. The Clegg Creek is believed to be less saturated in water and will often produce excellent volumes of gas in a well prior to dewatering the shale.

CAMP RUN MEMBER: A bioturbated greenish-gray shale interbedded with organic rich pyritic black shale. It is located just below the Clegg
Creek member.

MORGAN TRAIL MEMBER: A brownish-black shale, which is closely associated with the overlying
Camp Run member.

SELMIER MEMBER: A predominately greenish-gray shale with thin beds of dolomite and sandstone.
In the targeted area, the Selmier is a dark olive gray, and closely associated with the upper Blocher member. As you move further south, the Selmier becomes thinner and is eventually absent.

BLOCHER MEMBER: A very organically rich, black, thinly laminated shale with laminae of dolomite and limestone. It is the lowest member of the shale. Below the Blocher member is the Devonian
Limestone.

Based on their prior experience, management believes that the capacity for gas reserves in the New Albany Shale is substantial. Gas is stored in fractures as free gas, but also is stored by absorption on the clay and kerogen surfaces of the shale. As the free gas and water is produced, the absorbed gas begins to release into the shale fracture network through a process called desorption, providing a steady, long term flow of gas to the wellbore. Almost every well drilled at favorable depths (300 feet to 2,500 feet deep) will produce natural gas.
The amount of daily gas produced depends on how much natural fracturing exists in the shale. A de-watered shale well should remain at a peak production level for many years and then begin a very slow decline over several decades.

JET/LAVANWAY EXPLORATION, L.L.C.

The Company owns a 50% membership interest in Jet/LaVanway Exploration, L.L.C. The other 50% interest is owned by LaVanway Capital & Trade
Corporation.  Jet/LaVanway Exploration, L.L.C.
was formed in June 1995, to develop the Corydon
Project in Harrison County, Indiana. This was a joint venture between Jet Exploration, Inc.
which agreed to provide field operations, and LaVanway Capital & Trade Corporation, which agreed to provide the accounting for the project. MCNIC Oil & Gas Company (the parent corporation of Michigan Consolidated Gas, a Michigan utility) was involved as an investor.
Jet/LaVanway Exploration, L.L.C. has now acquired mineral leases on over 83,500 acres in Harrison, Crawford, Washington and Floyd
Counties in Indiana. Development to date has included over 40 test wells into the New Albany
Shale formation over the entire leased area.
Jet Oil Corporation was started by Thomas W.
Tucker and his father, Wilbert, in 1983, to access the activity of oil and gas exploration in the northern Niagran Reef trend in Michigan.
After Wilbert Tucker's death in 1987, Thomas
Tucker founded Jet Exploration, Inc., which continued the same activities. On January 1, 1995, William W. Deneau acquired 49% of Jet
Exploration, Inc.

On February, 8, 1995, Jet Exploration 1995-1,
L.L.C. was created to begin more extensive development of Shale gas around the country.
Jet Exploration 1995-1, L.L.C., was owned by
William W. Deneau (35%), Thomas W. Tucker (35%), and John V. Miller, Jr. (30%). On June 1, 1995,
Jet Exploration, Inc. and Hunting Exploration
Company formed Jet Hunting Exploration, L.L.C., whose name was subsequently changed to Jet/LaVanway Exploration, L.L.C. On October 21,
1995, John V. Miller, Jr., exercised his option to acquire 9.26% of Jet Exploration, Inc., thereby reducing Thomas W. Tucker's interest to 46.3% and William W. Deneau's interest to
44.44%.

AURORA & LAVANWAY, L.L.C.

In April 1998, the Company formed a new entity,
Aurora & LaVanway, L.L.C. ("A&L") with LaVanway
Capital & Trade Corporation.  The Company is the
managing member and owns a 50% membership
interest in A&L.  LaVanway Capital and Trade
Corporation owns the remaining 50% membership
interest in A&L.  A&L was formed to pursue
business opportunities that might arise in
conjunction with other projects and pursuits of
the founding entities.  The initial membership
contribution of each member was $2,000.    A&L
is in the process of seeking financing for 100 wells to be drilled in Floyd and Clark Counties, Indiana.

OFFICES

The Company's main office is a 1,600 square foot facility located at 3760 North US 31 South,
Traverse City, Michigan. This office is being sublet from Prudential Insurance. The Company entered into a sublease agreement on September
18, 1997 providing a monthly rental rate of $1,899.50. The Company is also responsible for an allocated portion of tax increases and operating expenses for which the sublessor is otherwise responsible under the prime lease. The initial term of the sublease is October 15, 1997 through October 14, 1998, with a one-year renewable term. The Company has exercised its renewal option. The Company also rents 400 square feet of storage space from South 31, L.L.C. for $150 per month. The storage space houses well logs, cuttings, and other documents that the Company needs to retain. Management does not anticipate needing additional space at any time in the foreseeable future.

SUMMARY OIL AND GAS OPERATIONS

DISCLOSURE

All of the Company's oil and gas operations are in the United States. As of December 31, 1998, the Company has no proved, developed reserves and has reported no reserves to any government agencies.

The Corydon Unit began production late in 1997,
but revenues have been withheld by the operator
as costs are currently exceeding the revenue
generated.  Steps are being taken to reduce
overhead in the Corydon project and as useful
data becomes available will be included in
subsequent filings under this heading.   The
Lodgepole in North Dakota, the Merrick Estate #1 in Louisiana, and the wells in the Blue Spruce, Angel, East 23, Timm, Devil River, and Paxton
Quarry projects in Michigan, and the Corydon wells in Indiana, are the only interests owned by the Company that are currently in production.
As of December 31, 1998, the Company owns the following gross and net productive wells and gross and net developed acreage as follows:

Oil
Gross productive wells       3.0
Net productive wells          .11
Gross developed acreage  1,040.00
Net developed acreage        6.45
Gas
Gross productive wells	     128.00
Net productive wells        11.72
Gross developed acreage	 14,025.00
Net developed acreage	    1,971.00

As of December 31, 1998, the Company has leased mineral rights on gross and net undeveloped acreage as follows:

Undeveloped gross acreage  196,090
Undeveloped net acreage     29,061

Lease terms are generally five years.  The
Company in its present form has been involved in oil and gas exploration and leasing less than two years. Consequently, in general, lease terms have the majority of their terms yet to run. Lease agreements provide for extensions as necessary.

From March 15, 1997, through December 31, 1998, the Company has participated in the drilling of productive and dry wells as follows:

Net productive exploratory wells drilled   15.03
Net dry exploratory wells drilled            .63

The Company has not drilled any development wells as of December 31, 1998.

As of December 31, 1998, the Company is not currently drilling any wells. All current projects are either in the completion phase with production facilities and flow lines under development, or in the drilling-planning stages.
See "Plan of Operation" describing the
individual projects.

As of December 31, 1998, the Company had no contractual commitments to deliver or provide any fixed and determinable quantities of gas or oil. The Company had an agreement with Southern
Indiana Gas and Electric (SIGECO) which provides for the sale to SIGECO of all the natural gas generated by the Dumada project at the New York
Mercantile Exchange monthly contract settlement price plus $0.05 per MMBtu. This agreement has been allowed to expire.

ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

Beneficial owners of more than 5% of the Company's common stock are set forth below.

Title             Name and Address     Amount and Nature    Percent of
of Class          of Beneficial Owner  of Beneficial Owner  Class

Common            Britannia Holdings
                  Limited*
                  P. O. Box 615
                  Kings House
                  The Grange
                  St. Peter Port
                  Guernsey, GY1 2QJ,
                  Channel Islands            700,000           8.05%

Common	      The William & Patricia
                  Deneau Revocable Living
                  Trust, DTD 10/12/95
                  3832 Perimeter Drive
                  Traverse City, MI 49684  1,828,400          21.04%

Common            Roger J. Dubuc, Trustee
                  Roger J. Dubuc Trust
                  DTD 1/21/87
                  18677 Foxhollow Court
                  Northville, MI 48167       500,000           5.75%

Common            John V. &
                  Michelle R. Miller, Trustees
                  Miller Family Living Trust
                  DTD 6/25/97
                  5922 Deertrail Drive
                  Traverse City, MI 49684  1,787,400          20.56%

Common            Thomas W. Tucker
                  & Sandra L. Tucker
                  11607 N. Long Lake Road
                  Traverse City, MI 49684  1,798,400          20.69%

*Britannia Holdings Limited is an investment and financing company. None of the officers, directors or principal shareholders of the Company are affiliated with Britannia Holdings
Limited.


The security ownership of management is outlined in the following chart:

Title of Class  Name and Address      Amount Owned Before   Percent
                of Owner              the Offering          of Class

Common          William W. Deneau in
                the name of: The William
                & Patricia Deneau Revocable
                Living Trust, DTD 10/12/95
                3832 Perimeter Drive
                Traverse City, MI 49684   1,828,400           21.04%

Common          John V. Miller in the
                name of: John V. &
                Michelle R. Miller
                TTEE Miller Family Living
                Trust, DTD 6/25/97
                5922 Deertrail Drive
                Traverse City, MI 49684   1,787,400           20.56%

Common          Thomas W. Tucker in
                the name of: Thomas W.
                & Sandra L. Tucker
                11607 N. Long Lake Road
                Traverse City, MI 49684   1,798,400           20.69%

Common          Officers and Directors
                as a Group                5,444,200           62.63%

Options held by officers and directors are reflected in the chart below.

Name of        Title & Amount of        Exercise          Date of
Holder         Securities Called        Price             Exercise
               For by Options

Gary Myles     Option to purchase
               10,000 shares of
               common stock*             $.50 per share    Expires
                                                           July 31,
                                                           2002

* This option was issued to Mr. Myles on August
1, 1997 as compensation for his service as a director of the Company. He is not currently receiving any other compensation for his services.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS
The following table sets forth information about each of the officers and directors of the
Company:


Name               Age  Position                        Term of Office
William W. Deneau  53   Director                        June 25, 1997
                                                        to present
                        President                       July 17, 1997
                                                        to present

John V. Miller, Jr. 39   Director                       June 26, 1997
                                                        to present
                         Vice President of Exploration
                         and Production                 June 26, 1997
                                                        to present

Thomas W. Tucker    55   Director                       June 25, 1997
                                                        to present
                         Vice President of Land and
                         Development/Treasurer          June 25, 1997
                                                        to present

Barbara J. Johnson  44   Secretary                      July 17, 1997
                                                        to present

Gary J. Myles       52   Director                       June 25, 1997
                                                        to present


There are no family relationships between any of the foregoing individuals.

WILLIAM W. DENEAU became employed by the Company at the time he sold his interest in Jet/LaVanway
Exploration, L.L.C. to the Company in exchange for the Company's stock on April 22, 1997. He is a full time employee. Since that time, Mr.
Deneau has been responsible for managing the Company's affairs. He officially became president on July 17, 1997. Since 1987, Mr.
Deneau has been the president, a director, and the sole stockholder of White Pine Land
Services, Inc. of Traverse City, Michigan.
Prior to March 1, 1997, White Pine Land
Services, Inc. was a 35-member company engaged in the business of providing real estate services to oil and gas companies. On March 1, 1997, White Pine Land Services, Inc. sold its business to a newly formed corporation, White
Pine Land Company.  White Pine Land Services,
Inc. continues to exist for the purpose of managing its investments.

JOHN V. MILLER, JR. became employed by the Company at the time he sold his interest in Jet/LaVanway Exploration L.L.C. to the Company in exchange for the Company's stock on April 22, 1997. He is a full time employee. Since that time, he has been responsible for overseeing exploration and development activities. He officially became Vice President of Exploration and Production on July 17, 1997. In 1994, Mr.
Miller joined Jet Exploration, Inc. of Traverse
City, Michigan as a vice president with
responsibility for getting Jet Exploration, Inc.
into the shale gas play in Michigan and Indiana.
He was the driving force behind the
establishment of Jet/LaVanway Exploration,
L.L.C. and its effort in southern Indiana.  Mr.
Miller left the position with Jet Exploration, Inc. to join the Company. From 1988 to 1994,
Mr. Miller worked for White Pine Land Services,
Inc. of Traverse City, Michigan, as a land manager.

THOMAS W. TUCKER is a full time employee of the Company. He has been employed by the Company since he sold his interest in Jet/LaVanway
Exploration, L.L.C. to the Company in exchange for the Company's stock on April 22, 1997. Since that time, he has been responsible for overseeing land development activities. He officially became Vice President of Land and Development on July 17, 1997. Mr. Tucker founded Jet Oil Corporation with his father in 1982. After his father's death, Mr. Tucker founded Jet Exploration, Inc. in 1987. Mr.
Tucker has been the president of Jet
Exploration, Inc. since its inception.
Prospectively, Jet Exploration, Inc. will not take on any new projects, and its existing projects will be allowed to run out their course. Jet Exploration, Inc. currently has other projects with which the Company is not involved.

GARY J. MYLES was elected to serve as an outside
director of the Company on July 17, 1997.  Mr.
Myles is currently Vice President of the
northern Michigan region of Old Kent Mortgage
Company, a wholly owned subsidiary of Old Kent
Financial Corporation (a $12 billion bank
holding company).  He is the Regional Manager
for the northern region of Michigan, and is
based in Traverse City, Michigan.   Mr. Myles
has been with Old Kent Mortgage Company since
July 1988.

BARBARA J. JOHNSON became employed by the Company on June 1, 1997. She is the
Administrative Assistant to the President. She became the corporate secretary on July 17, 1997.
From August 30, 1993 to June 1, 1997, Ms.
Johnson worked for White Pine Land Services,
Inc. of Traverse City, Michigan, as a Lease
Records Manager. Prior to that, Ms. Johnson was employed in Frankfort, Michigan, for A&W
Restaurant, as a server.

None of the Company's officers or directors have been involved in legal proceedings of the type that are required to be disclosed. The officers, directors, their affiliates and associates, are not eligible to receive finders' fees or other compensation related to the acquisition of new oil and gas prospects.

KEY CONSULTANTS

The Company hires consultants on an as-needed basis to obtain technical expertise. The consultants described below currently provide the Company its primary technical assistance.

KARL M. SCHROEDER, has a B.S. degree in geology from Central Michigan University and began working in the Michigan oil industry in 1976. He first served Shell Oil in their Niagaran Reef exploration program and then accepted a position with Amoco. With Amoco, Mr. Schroeder was an operations geologist and provided formation evaluation and wellsite operations coordination.
Since 1980, Mr. Schroeder has served as an independent consulting geologist providing prospect generation, wellsite evaluation, hydrocarbon logging, and operations oversite.
He has worked with Amoco, MCN, PPG, Sun, Dart,
Jet Exploration and others. He has worked extensively in the Michigan, Illinois and Appalachian Basins. Mr. Schroeder is paid $200 per day plus expenses. For any prospect Mr.
Schroeder brings to the Company which the Company invests in, Mr. Schroeder will receive a 2% overriding royalty interest for all leases taken in the AMI, plus a fee of $5,000 for one well, a fee of $2,500 per well for two to five wells, a fee of $1,000 per well for six to 25 wells, and a fee of $500 per well for 26 or more wells.

STEVEN P. KOHLER, received a B.S. in Petroleum &
Natural Gas Engineering from Pennsylvania State
University in 1977. He worked with Amoco as a production engineer in the Michigan, Illinois and Appalachian Basins. He also has worked in West Texas on secondary reservoir issues.
Lately, Mr. Kohler has been an independent consultant specializing in Shale production. He has provided assistance to independents, including Jet Exploration, Inc. and Jet/LaVanway
Exploration, L.L.C. in Traverse City, Michigan.

ITEM 6. EXECUTIVE COMPENSATION
MANAGEMENT REMUNERATION

The remuneration of the Company's three most highly compensated employees is set forth in the chart below:

Name of Individual    Capacity in Which              Aggregate
                      Remuneration Was Received      Remuneration
William W. Deneau     President                      $40,000

John V. Miller, Jr.   Vice President of Exploration
                      and Production                 $40,000

Thomas W. Tucker      Vice President of Land
                      and Development                $40,000

<FN1>  This information is reported on an
annualized basis. Fiscal 1997 was not a full year. The actual amount paid to each individual was $20,000.

These three officers also receive family health
coverage.   The Company adopted a 1997 Stock
Option Plan effective October 1, 1997.  The
Stock Option Plan has 1,000,000 shares of common stock available. To date, the officers listed above have not yet been granted options under this Plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

The 50% membership interest in Jet/LaVanway
Exploration, L.L.C. was originally owned by Jet
Exploration, Inc., which is owned one-third by William W. Deneau, one-third by Thomas W.
Tucker, and one-third by John V. Miller, Jr., who are directors and executive officers of the Company. Jet Exploration, Inc. sold the membership interest in Jet/LaVanway Exploration,
L.L.C., to its three owners at fair market value. The membership interests subsequently were conveyed by Messrs. Deneau, Tucker and Miller to Mentor Group International, Inc. (the
Company's prior name) for common stock (see Item
1, Description of Business - Development).
The office facilities leased by the Company are owned by South 31, L.L.C., which is owned one-third by William W. Deneau, and one-third by the wife of Thomas W. Tucker. However, the potential for an unfavorable rental arrangement is ameliorated to some extent by the fact that the properties are leased to unrelated third parties who have in turn subleased a portion of the space to the Company. The storage facilities that the Company leases from South 31, L.L.C.
are in a storage building that contains four other storage units that are leased to unrelated third parties at the same rates that the Company pays.

Messrs. Deneau, Tucker and Miller are all involved as equity owners in numerous corporations and limited liability companies that are active in the oil and gas business. It is probable that on occasion, the Company will find it necessary or appropriate to deal with these Companies. A specific instance that has already occurred is the purchase by the Company of the Dumada Project interest from Jet
Exploration 1995-1, L.L.C., and grant of an option to the Company by Jet Exploration 1995-1 to purchase the remainder of its Dumada Project interest as described at "Business - The Dumada
Project." Messrs. Deneau, Miller and Tucker each own one-third of Jet Exploration 1995-1, L.L.C. Actual direct costs to Jet Exploration
1995-1, L.L.C. were $126,451. Indirect costs were estimated at $60,000. Indirect costs refer to costs incurred in the creation and marketing of the entire Dumada Project, including allocated salaries, travel costs, reproduction costs, telephone expense, rent and utilities over the 15-month period of time required to put the Dumada Project together. The amount paid by the Company to Jet Exploration 1995-1, L.L.C.
for the Dumada Project interest was $186,451.
From time to time, the Company will hire White
Pine Land Company to perform real estate services for the Company. Patricia Deneau, wife of William W. Deneau, is employed part-time by White Pine Land Company, and owns 35% of the outstanding stock of White Pine Land Company.
She does not participate in management of the White Pine Land Company.

On July 14, 1997, the Company borrowed $500,000 from Britannia Holdings Limited ("Britannia") a commercial lending institution located in
Guernsey, Channel Islands. The Company used these loan proceeds for working capital. As partial consideration for the loan, Britannia received 200,000 shares of the Company's common stock. Britannia also had a option to accept the Company's common stock at a price of $1 per share in lieu of receiving repayment of the $500,000 loan. On December 24, 1997, Britannia accepted 500,000 shares of the Company's common stock, bringing its total ownership position to 700,000 shares. Interest expense accrued for the period July 14, 1997 to December 24, 1997 on the loan amounted to $15,462 and was paid by the Company in cash.

William W. Deneau is the sole shareholder of White Pine Land Services, Inc. On August 26,
1997, White Pine Land Services, Inc. loaned the
Company $125,000.  On October 14, 1997, White
Pine Land Services, Inc. loaned the Company
$50,000. Both loans carried interest at the annual rate of 6%, compounded monthly. The
Company used these loan proceeds for working capital. The $50,000 loan was repaid in full on December 15, 1997, together with $509.59 in interest. The $125,000 loan was repaid in full on December 31, 1997, together with $2,609.59 in interest. Management does not currently expect to borrow any further funds from White Pine Land
Services, Inc.

ITEM 8.	DESCRIPTION OF SECURITIES

The securities being registered under Section
12(g) of the Act are common stock, par value
$.001 per share. All shares are entitled to one vote, and have equal dividend and liquidation rights. There are no preemptive rights or redemption rights. The common stock is nonassessable. Shareholders are not personally responsible for the debts or obligations of the Company.

The Company has 500,000,000 shares of common stock authorized. As of September 15, 1998 there were 8,691,697 shares outstanding. The Company has never paid a cash dividend on its common stock and does not expect to pay a cash dividend in the foreseeable future. The Company intends to devote all of its funds to the operation of its business.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
MATTERS

The Company's common stock is not currently traded on a public trading market. The Company has engaged the services of Public Securities, Inc. to assist the Company in becoming eligible for trading on the NASD OTC Bulletin Board.
There is no written agreement concerning this engagement. The Company reserves the right to discontinue the process at any time, or to work with an alternative underwriter. There is no assurance when or if the Company's stock will become eligible for trading. Management is committed to continue to pursue this goal.
There are currently 8,691,697 shares of common stock outstanding. Another 320,000 shares are currently being reserved to satisfy outstanding option agreements. Of the currently outstanding shares, 7,986,700 shares are subject to trading restrictions under Rule 144; and 704,997 shares could be freely traded pursuant to Rule 144.
There are no registration agreements
outstanding, nor has the Company proposed to register its shares at any time in the foreseeable future.

The Company has not paid dividends on its common stock and does not expect to do so in the foreseeable future. There are no contractual or other formal limitations on the payments of dividends. However, the Company expects to use all funds for investment in wells and expansion, at least for the foreseeable future.

The Company's currently outstanding stock meets the definition of penny stock set forth at
Section 3(a)(51)(A) of the Act. As a result, subject to limited exemptions, any broker/dealer trading in the Company's stock is required to provide its customers, prior to effecting a transaction in the Company's stock, a risk disclosure document prepared by the Securities and Exchange Commission, describing: The nature and level of risk in the market for penny stocks; the broker/dealer's duties to the customer; the rights and remedies available to the customer for violations of broker/dealer duties or the Federal securities laws; a narrative description of the dealer market, including "bid" and "ask" prices for penny stocks, and the significance of the spread between bid and ask prices; a toll free number for inquiries in disciplinary actions against broker/dealers and their sales representatives;
and other descriptive information regarding penny stock trading. The broker/dealer is also required to provide to any customer effecting transactions in penny stocks, specific information about the bid and ask prices, the number of shares trading, and the broker/dealer's compensation. Broker/dealers are required to preapprove customer accounts for penny stock trading, based upon suitability requirements.

ITEM 2.  LEGAL PROCEEDINGS

There are no pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS

The Company has not experienced a change in who serves as its principal accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Prior to current management taking over the management of the Company certain securities were issued, including 580,000 shares of common stock that were issued between January and June of 1996 at a price of $.025 per share (total cash proceeds of $14,500). The Company's current management has been informed by prior management that Rule 504 of Regulation D was relied on to establish an exemption from registration. The
Company's current management does not have information about underwriters, commissions or the class of persons to whom the 1996 offering was made.

On April 22, 1997, Messrs. Miller, Tucker and
Deneau each received 1,848,400 shares of the Company's common stock in return for the contribution of a 50% membership interest in Jet/LaVanway Exploration, L.L.C., 16.667% each.
This membership interest had a fair market value of $143,000, based on an estimation of the values of the projects owned by Jet/LaVanway
Exploration, L.L.C. at the time of the transfer.
This valuation was reached by agreement between Messrs. Miller, Tucker and Deneau, and Tom
LaVanway, the other principal in Jet/LaVanway
Exploration, L.L.C. An outside independent appraisal was not obtained. The Company relied upon the exemption from registration found at Rule 506 of Regulation D. No commission was paid on this transaction. All three investors were accredited investors at the time they acquired the Company's stock.

In May, 1997, the Company engaged in a private placement pursuant to which it sold 50,000 shares of common stock at a price of $1 per share. The Company relied on Section 4(2) of the Securities Act of 1933 for an exemption from registration. No underwriter was used and no commission was paid. Sales were limited to investors with whom the officers of the Company were personally acquainted, who were sophisticated and had a prior history of investment in the oil and gas industry. They were each individually afforded access to the information that they requested.

On May 1, 1997, the Company issued to Jim Czirr an option to purchase 300,000 shares of common stock at a price of $0.05 per share, expiring
May 1, 2002.  This option was issued as
consideration under a consulting agreement under which Mr. Czirr agreed to assist the Company in financial and financing matters, including the development and implementation of a plan to make the Company a public stock company. The number of shares under option was reduced to 16,000 on March 19, 1999. (See Item 1. Description of
Business - Financial Consulting.)

On July 14, 1997, the Company borrowed $500,000 from Britannia Holdings Limited ("Britannia"), and as partial consideration issued 200,000 shares of the Company's common stock to Britannia. The Company also issued a $500,000 note to Britannia that was convertible into the Company's common stock. The Company relied upon
Section 4(2) of the Securities Act of 1933 for an exemption from registration. Britannia is an off-shore accredited investor that is in the business of providing financing to businesses.
Britannia engaged in a thorough due diligence process.

On August 1, 1997, the Company issued to Gary
Myles an option to purchase 10,000 shares of the Company's common stock at a price of $0.50 per share expiring July 31, 2002. This option was issued in consideration of Mr. Myles' agreement to serve as a director of the Company.

From October 13, 1997 through February 17, 1998,
the Company engaged in a private offering of
securities pursuant to which it sold 1,671,000
shares of common stock at a price of $1 per
share.  The Company also received a 4% working
interest in the Corydon Project in exchange for
80,000 shares of its common stock under this
offering.  The Company relied upon Rule 506 of
Regulation D for an exemption from registration.
A private placement memorandum containing the
information described in Regulation Section
230.502(b) was provided to all investors.  Five
hundred thousand of these shares were issued to
Britannia Holdings in exchange for its $500,000
note as described above.   The Company retained
VESTAX Securities Corporation on a best efforts basis to assist in the sale of the balance of this offering. VESTAX participated in the sale of 1,191,500 shares of common stock and received a commission equal to $119,150. Except for the exchange for the Corydon Project working interest, this offering was limited to accredited investors. There were 35 accredited investors, and two investors who were sophisticated and had prior experience in oil and gas investments.

On December 18, 1997, the Company sold .25% of working interest in the Dumada project to a Michigan industry investor[FN] for the sum of $22,500. The Company relied on Section 4(2) of the Securities Act of 1933 for an exemption from registration. The investor was provided all technical information and copies of all contracts related to the Dumada project.

On February 5, 1998, the Company issued to John
M. Lohman (the Company's Controller) an option to purchase 10,000 shares of the Company's common stock at a price of $1 per share expiring
July 31, 2002. This option was issued in consideration of employment services pursuant to an employee stock option plan.

In May and June of 1998, the Company sold 33% of its net revenue interests in the Crossroads
Project, located in Henry County, Ohio, to four
Michigan industry investors[FN] for a total of $320,000 in order to pay for three test wells, transportation, and production facility costs.
The Company relied on Rule 504 and Section 4(2) of the Securities Act of 1933 for an exemption from registration. The investors were provided all technical information and copies of all contracts related to the Crossroads Project.

<FN2> A Michigan industry investor is a
sophisticated  investor who qualifies under
Michigan Administrative Rule 451.803.5 for the intra-industry exemption for persons engaged in the oil and gas business because the person is engaged full time, and has been for at least three years in the oil and gas business

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND
OFFICERS

Article XVI of the Company's Articles of
Incorporation states as follows:

A director or officer is not liable for damages for breach of fiduciary duty as a director or officer except for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law; or (b) the payment of a distribution in violation of NRC 78.300.
This provision is authorized by Nevada's corporations laws. In addition, NRC (Nevada
Revised Code) 78.751 allows the Company to indemnify a director, officer, employee or agent who is party to a threatened, pending or completed action, suit or proceeding because of this person's position with the Company, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action had no reasonable cause to believe the conduct was unlawful. If the director, officer, employee or agent prevails in the litigation, indemnification of the defense costs is mandatory.

PART F/S





AURORA ENERGY, LTD.
(a development stage company)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
TO DECEMBER 31, 1997

AURORA ENERGY, LTD.
(a development stage company)

TABLE OF CONTENTS

                                                       PAGE
Independent Auditors' Report                            1

Financial Statements for the period from March 12, 1997 (inception) to December 31, 1997

      Statement of Financial Position                   2

      Statement of Operations                           3

      Statement of Changes in Stockholders' Equity      4

      Statement of Cash Flows                           5

      Notes to Financial Statements                     6-13

INDEPENDENT AUDITORS' REPORT
February 4, 1998


Stockholders and Board of Directors
Aurora Energy, Ltd. (a development stage company)

We have audited the accompanying statement of financial position of Aurora Energy, Ltd. (a development stage company) as of December 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the period from March 12, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Energy, Ltd. (a development stage company) as of December 31, 1997, and the results of its operations and cash flows for the period from March 12, 1997 (inception) to
December 31, 1997 in conformity with generally accepted accounting principles.

/Rehmann Robson, P.C./
Traverse City, Michigan

AURORA ENERGY, LTD.
(a development stage company)

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 1997

ASSETS
Current assets
     Cash and cash equivalents                      $ 518,408
     Accounts receivable: (Note 3)
          Billed                                      182,970
          Unbilled                                    121,200

     Total accounts receivable                        304,170

     Prepaid expenses                                   4,950

Total current assets                                  827,528

Oil and gas properties, not subject to
amortization, using full cost accounting
(Notes 2, 4, 5 and 6)                                 700,850

Investment in oil and gas partnership (Note 4)         99,314

Property and equipment, net (Note 7)                   62,304

Total assets                                       $1,689,996


See accompanying notes.


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable                                    $186,151
    Current portion of capital lease obligations      14,739
    Advances from investors (Note 10)                 89,000
    Accrued expenses                                  23,303

Total current liabilities                            313,193

Capital lease obligations, net of current
portion (Note 8)                                      28,332

Total liabilities                                    341,525

Stockholders' equity (Note 12)
    Common stock, $.001 par value; 500,000,000
       shares authorized; 8,391,197 shares issued
       and outstanding                                 8,391
    Additional paid-in capital                     1,590,924
    Deficit accumulated during the development
    stage                                           (250,844)

Total stockholders' equity                         1,348,471

Total liabilities and stockholders' equity        $1,689,996

AURORA ENERGY, LTD.
(a development stage company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
THROUGH DECEMBER 31, 1997

Operating revenues                                     $ 40,375

General and administrative expenses                     229,262

Operating loss                                         (188,887)

Other income (expense)
      Equity in loss of investee partnership            (43,686)
      Interest income                                     1,459
      Interest expense                                  (19,730)

Other expense, net                                      (61,957)

Net loss                                              $(250,844)

Net loss per basic and diluted common share               $(.06)

See accompanying notes.

AURORA ENERGY, LTD.
(a development stage company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
THROUGH DECEMBER 31, 1997

                                                     Deficit
                                                     Accumulated
                                         Additional  During the
                        Common Stock     Paid in     Developmental
                      Shares   Amount    Capital     Stage          Totals
Common stock issued
for cash at $.001
per share (Note 1)    514,997  $ 515     $ --        $ --        $   515

Common stock issued
for cash at $.025
per share             580,000    580         13,920    --         14,500

Common stock issued
in exchange for
interest in oil and
gas partnership
(Note 4)            5,575,200  5,575        137,425    --        143,000

Common stock issued
for cash at $1.00
per share              50,000     50         49,950    --         50,000

Common stock issued
in exchange for
cancellation of loan
at $.7142857 per share
(Note 11)             700,000    700        499,300    --        500,000

Common stock issued
for cash at $.90 per
share                 971,000    971        872,929    --        873,900

Common stock options
issued to consultant
and non-employee
director (Note 12)       --       --         17,400    --         17,400

Net loss                 --       --         --      (250,844) (250,844)

Balance at
December 31,
1997                8,391,197 $8,391    $1,590,924  $(250,844)$1,348,471

See accompanying notes.

AURORA ENERGY, LTD.
(a development stage company)

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
THROUGH DECEMBER 31, 1997

Cash flows from operating activities:
     Net loss                                                 $(250,844)
     Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization                                  733
     Equity in loss of investee partnership                      43,686
     Services received in exchange for stock options             17,400
     Changes in operating assets and liabilities which
     provided (used) cash:
         Accounts receivable                                   (304,170)
         Prepaid expenses                                        (4,950)
         Accounts payable                                       186,152
         Accrued expense                                         23,302

Net cash used in operating activities                          (288,691)

Cash flows from investing activities
     Capital expenditures for oil and gas properties           (700,850)
     Capital expenditures for property and equipment            (15,668)

Net cash used in investing activities                          (716,518)

Cash flows from financing activities
     Proceeds from the sale of common stock                     938,915
     Proceeds of loan from financial institution                500,000
     Advances from affiliate                                    175,000
     Repayment of advancement from affiliate                   (175,000)
     Advances from investors                                     89,000
     Payments made to reduce capital lease obligations           (4,298)

Net cash provided by financing activities                     1,523,617

Net increase in cash and cash equivalents                       518,408

Cash and cash equivalents, beginning of period                       --

Cash and cash equivalents, end of period                     $  518,408

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

NATURE OF OPERATIONS

Aurora Energy, Ltd. (the "Company") is engaged primarily in the acquisition, development, production, exploration for, and the sale of, oil, gas and natural gas liquids. The Company intends to sell its oil and gas products primarily to domestic pipelines and refineries.
Since revenues, as reported in the Statement of Operations, are not considered by management to represent the Company's planned principal operations, the financial statements are prepared under the accounting assumption that the Company is operating as a development stage enterprise.

The Company was originally incorporated in the State of Nevada as Mentor Group International
Corporation on August 12, 1991. The Company had no material operations from inception to February, 1997, when the Board of Directors and shareholders reverse split the outstanding common stock on a one for twenty basis. On
March 12, 1997, a certificate of name change was filed with the Secretary of State in Nevada in order to change the corporate name to Aurora
Energy, Ltd.

The Company has not generated revenue from planned principal operations. The Company is in the development stage and, since inception, has primarily been involved in planning, obtaining financing, acquiring oil and gas leases, and exploration of certain oil and gas properties in Michigan and Indiana. As of December 31, 1997 the Company did not have any proved properties.
However, the Company is expected to explore or purchase proved properties during 1998.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE

Loss per share is computed using the weighted average number of common shares outstanding during the period (4,305,843) determined pursuant to Statement of Financial Accounting
Standards (SFAS) No. 128., "Earnings Per Share".
This Statement requires a dual presentation and reconciliation of "basic" and "diluted" per share amounts. Diluted reflects the potential dilution of all common stock equivalents. Since the assumed exercise of common stock options would be antidilutive, such exercise is not assumed for purposes of determining diluted loss per share. Accordingly, diluted and basic per share amounts are equal.

1.  BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

OIL AND GAS PROPERTIES

The Company follows the full cost method of accounting for oil and gas properties.
Accordingly, all costs associated with
acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. Unproved properties shall be assessed periodically and a loss shall be recognized if those properties are impaired.

In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10 percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

When unproved property is surrendered,
abandoned, or otherwise deemed worthless, capitalized acquisition costs relating thereto shall be charged against the related allowance for impairment to the extent an allowance has been provided; if the allowance previously provided is inadequate, a loss shall be recognized.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of demand deposits in banks and deposits in an escrow trust account. The company has deposits in financial institutions in excess of federally insured limits; management believes interest rates or other financial risks associated with these deposits are not significant.

REVENUE RECOGNITION

Oil and gas revenues are generally recognized at the time of extraction of product or performance of services. Revenues from service contracts are recognized ratably over the term of the contract.

1.  BUSINESS AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.
Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Management annually reviews these assets to determine whether carrying values have been impaired.

INVESTMENT IN AFFILIATES

The Company owns a 50% interest in Jet/LaVanway
Exploration, L.L.C., a Michigan limited
liability company. Ownership is accounted for at the end of the Company's calendar year using the equity method, whereby the investment is stated at cost, adjusted for the Company's equity in undistributed earnings or loss since acquisition.

DEPRECIATION

Depreciation, which includes amortization of assets recorded as capital leases, is computed using the straight-line method over the estimated useful lives of the related assets, which range from 5 to 40 years.

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences principally related to oil and gas properties, depreciation, and non-deductible expenses. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

2.  SUPPLEMENTAL CASH FLOW INFORMATION

NON-CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for oil and gas investment           $143,000

Common stock issued in satisfaction of loan from
financial institution                                    $500,000

Capital lease obligations assumed for the purchase
of non oil and gas property plant and equipment          $ 47,369

2. SUPPLEMENTAL CASH FLOW INFORMATION

OTHER CASH FLOW INFORMATION

Cash paid for interest and income taxes during the period from inception (March 12, 1997) to December 31, 1997, amounted to the following:

Interest                          $ 19,730
Income taxes                       none

3.  ACCOUNTS RECEIVABLE

Billed accounts receivable, amounting to
$182,970 at December 31, 1997 consist of joint interest billings to investors who have invested with the Company on specific oil and gas projects.

Unbilled accounts receivable consist of joint interest billings which have been received by the Company but have not yet been billed to the investor. These receivables amounted to
$121,200 at December 31, 1997.

4.  INVESTMENT IN OIL AND GAS PARTNERSHIP

On April 21, 1997, three individuals, who are shareholder/directors of Aurora Energy, Ltd., transferred their 50% ownership interest in Jet/LaVanway Exploration, L.L.C., a Michigan LLC
(the "Partnership") to the Company in exchange for 5,575,200 shares of common stock. The
Company recorded the transaction at $143,000 which represented the estimated fair market value of the 50% interest in the Partnership at the date of transfer; such value was considered to be more clearly determinable than the value of the Company's common stock. The Partnership holds an approximate 9% interest in the Jet/LaVanway New Albany Shale area located in
Harrison, Crawford, Washington, Floyd and Clark
Counties, State of Indiana, which covers approximately 80,656 acres.

The following table presents condensed balance sheet data of Jet/LaVanway as of December 31, 1997 and results of its operations for the year then ended:

Balance Sheet                            December 31, 1997

Current assets                           $618,757
Other assets                              247,348

Total assets                             $866,105

Current liabilities                      $511,094
Other liabilities                         156,383
Equity                                    198,628
Total liabilities and equity             $866,105

4.  INVESTMENT IN OIL AND GAS PARTNERSHIP

                                             Year Ended
Income Statement                             December 31, 1997
Net sales                                    $ 26,657
Operating expenses                            114,029

Net loss                                     $(87,372)

The Company is contingently liable as guarantor for the repayment of certain loans made to Jet/LaVanway. At December 31, 1997, the outstanding balance of these loans, which are secured by the Partnership's oil and gas properties, is $96,000.

5. SALE OF INTERESTS IN OIL AND GAS PROPERTIES

In December 1997, the Company sold a partial interest in the Dumada project, an unproved property, for $22,500 which was credited to the full cost pool.

6.  OIL AND GAS PROPERTIES NOT SUBJECT TO
AMORTIZATION

The Company is currently participating in oil and gas exploration and development activities on blocks of acreage in the States of Indiana and Michigan. At December 31, 1997, a determination cannot be made about the extent of additional oil reserves that should be classified as proved reserves as a result of these projects. Consequently, the associated property costs and exploration costs have been excluded in computing amortization of the full cost pool. The Company will begin to amortize these costs when the projects are evaluated, which is currently estimated to be in 1998.

Costs excluded from amortization consist of exploration costs in the amount of $700,850 at December 31, 1997. All of these expenditures were incurred during 1997.


7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1997 consist of the following amounts:

Furniture and fixtures                      $35,515
Computer equipment                           15,655
Software                                        376
Leasehold improvements                       11,490

Sub-total                                    63,036
Accumulated depreciation                        732
Property and equipment, net                 $62,304

8. LEASES

The Company conducts a portion of its operations with leased equipment, which meet the capitalization criteria specified by generally accepted accounting principles.

Equipment held under capitalized leases and included in property and equipment, in the Statement of Financial Position at December 31,
1997 are as follows:

Furniture and fixtures                    $ 33,335
Computer equipment                          14,034

Total                                       47,369
Less accumulated amortization                  582

Net book value                             $46,787

The following is a schedule of annual future minimum lease payments required under capitalized leases as of December 31, 1997:

1998                                          $14,739
1999                                           14,739
2000                                           13,796
2001                                            9,080
2002                                            7,567

Total minimum payments due                     59,921

Less amounts representing interest at rates
ranging from 13.34% to 13.51%                  16,850

Present value of net minimum lease payments   $43,071

Net rental expense on operating leases was $12,449 for the period ended December 31, 1997.

The Company leases office space under an operating lease. This lease, which expires on October 15, 1998, contains a renewal clause which may be exercised at the option of both parties. The leased office space is owned by an entity which is owned one-third by one of the Company's principal shareholders and one-third by the spouse of another of the Company's principal shareholders. Such facilities are subleased by the Company from an unrelated third party. In addition, the Company also leases two offices in an adjacent building on a month to month basis.


9. INCOME TAXES

At December 31, 1997, net operating loss carry-forwards of approximately $391,100 are available to offset future federal taxable income, if any, through 2012.

At December 31, 1997 the Company has a deferred tax asset attributed primarily to a net operating loss carry forward (calculated using a 34% tax rate) of approximately $133,000. This asset has been offset in full by a valuation allowance in the same amount.


10. ADVANCES FROM INVESTORS

Advances from investors at December 31, 1997 consist of investments made by investors who, under terms of their leasing program agreement, will receive their investment plus an override when the Company's oil and gas holdings begin producing revenues. Since none of these holdings are currently producing, no royalty or working interest accruals have been made.


11. RELATED PARTY TRANSACTIONS

The Company issued a total of 700,000 shares of common stock to a foreign commercial lending institution in exchange for cancellation of a $500,000 loan advanced by the institution.
Interest expense of $15,462 incurred on the loan was paid in cash.

A corporation owned and controlled by one of the Company's principal shareholders advanced a total of $175,000 in short-term loans to the Company. Interest incurred on these loans, which were repaid in full during the period, amounted to $3,119.

Included in oil and gas properties on the accompanying balance sheet is a working interest in a natural gas lease in connection with the development of a mineral acres property in western Indiana known as the "Dumada Project".
The Company acquired for $186,451 in cash its initial interest in the Project in July, 1997 from Jet Exploration 1995-1, L.L.C., which is owned one-third each by the Company's three principal executive officers and shareholders.

The Company incurred expenses of $158,188 to a local real estate concern which is owned one-third by one of the Company's principal shareholders and owned another one-third by the spouse of another of the Company's principal shareholders.


12. COMMON STOCK OPTION PLAN

On October 1, 1997, the Company adopted an incentive qualified stock option plan which authorized the issuance of up to 1,000,000 shares of the Company's common stock at an option price which may not be less than 100 % of fair market value on the date of grant. The maximum term of options granted is 10 years. The plan was created in an effort to retain key employees, attract new employees, obtain the services of consultants, encourage the sense of proprietorship of such persons in the Company, and to stimulate the active interest of such persons in the development and financial success of the Company.

On May 1, 1997, the Company issued to a
consultant who renders certain advisory services to the Company an option to purchase 16,000 shares of common stock at an option price of $.05 per share. The option expires May 1, 2002.
The Company recorded $15,000 in consulting expense in connection with the issuance of the options based upon the fair value of the options. On August 1, 1997, the Company issued an option to purchase 10,000 shares of common stock at an option price of $.50 per share to a director.
The option expires July 31, 2002. The Company recorded $2,400 in expense in connection with the issuance of the options based upon the fair value of the services rendered. Such value is considered more clearly determinable than the fair value of the options. No options have been exercised.

A summary of the status of the Company's common stock option plan as of December 31, 1997 and changes during the year then ended is presented below:

                                                             Weighted
                                                             Average
                                                 Common      Exercise
No. of Options                                   Shares      Price
Outstanding at beginning of year                  --          --

Granted                                           26,000      $.22

Exercised                                         --          --

Forfeited                                         --          --

Outstanding at end of year                        26,000      $.22

Available for exercise currently                  26,000

Information about common stock options
outstanding at December 31, 1997 is as follows:

                                     Weighted-
                     # of Shares     Average          Weighted-
Range of             Outstanding     Remaining        Average
Exercise             and             Contractual      Exercise
Prices               Exercisable     Life             Price
$ .05                 16,000         4.3 yrs  	        $ .05
$ .50                 10,000         4.6 yrs  	        $ .50

                      26,000

On February 5, 1998, the Company issued to its controller an option to purchase 10,000 shares of common stock at an option price of $1 per share. The option expires on July 31, 2002.

In 1997, the Company adopted the disclosure aspects of Statement of Financial Accounting
Standards (SFAS) No. 123, "Accounting for Stock-
Based Compensation".  The Company applies
Accounting Principles Board (APB) Opinion No. 25 in accounting for its stock option plan and, accordingly, no compensation cost will be recognized in the financial statements for outstanding stock options to be issued to employees. Companies that do not adopt a fair value method contemplated in SFAS No. 123 are required to make pro-forma disclosures of net loss and loss per share as if they had adopted the fair value accounting method.


* * * * * *

Unaudited Financial Statements for the three months ended March 31, 1998

AURORA ENERGY, LTD.
(a development stage company)
STATEMENT OF FINANCIAL POSITION
MARCH 31, 1998
(UNAUDITED)

ASSETS                                            1998
Current assets
     Cash and cash equivalents                    $ 514,017

     Accounts receivable                            466,485

     Prepaid expenses                                 1,284

Total current assets                                981,786

Oil and gas properties, not subject to amortization,
using full cost accounting                          818,206

Investment in oil and gas partnerships              135,903

Property and equipment, net                          65,468

Total assets                                     $2,001,363

See accompanying notes.


LIABILITIES AND STOCKHOLDERS' EQUITY                  1998
Current liabilities
     Accounts payable                                 $  318,443
     Current portion of capital lease obligations          5,225
     Advances from investors                             184,600
     Accrued expenses                                     23,457

Total current liabilities                                 531,725

Capital lease obligations, net of current portion          35,564

Total liabilities                                         567,289

Stockholders' equity
     Common stock, $.001 par value; 500,000,000
     Shares authorized; 8,691,697 shares issued
     and outstanding                                        8,692
     Additional paid-in capital                         1,869,073
     Deficit accumulated during the development stage    (443,691)

Total stockholders' equity                              1,434,074

Total liabilities and stockholders' equity             $2,001,363

See accompanying notes

AURORA ENERGY, LTD.
(a development stage company)

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
THROUGH MARCH 31, 1997 AND FOR THE THREE MONTHS
ENDED
MARCH 31, 1998
(UNAUDITED)

                                                      For the period
                                                      March 12, 1997
                     Three months ended March 31     (Inception) through
                            1998           1997       March 31, 1998
Revenues                   $ (2,792)      $ --        37,583

General and
administrative expenses     151,915        835       381,176

Operating loss             (154,707)      (835)     (343,593)

Other income (expense)
  Equity in loss of
  investee partnership      (44,184)        --       (87,870)
  Interest income             7,542         --         9,001
  Interest expense           (1,498)        --       (21,229)

Other expense, net          (38,140)        --      (100,098)

Net loss                  $(192,847)    $ (835)     (443,691)

Net loss per basic and
diluted common share      $ (0.02)     $ (NIL)       $( .08)

See accompanying notes.

AURORA ENERGY, LTD.
(a development stage company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD MARCH 12, 1997 (INCEPTION)
THROUGH MARCH 31, 1998

                                                   Deficit
                                                   Accumulated
                                       Additional  During the
                      Common Stock     Paid in     Developmental
                    Shares    Amount   Capital     Stage         Totals
Common stock issued
for cash at $.001
per share           514,997   $ 515     $ --         $           $   515

Common stock issued
for cash at $.025
per share           580,000     580      13,920                   14,500

Common stock issued
in exchange for
interest in oil and
gas partnership   5,575,200   5,575     137,425                  143,000

Common stock issued
for cash at
$1.00 per share      50,000      50      49,950                   50,000

Common stock issued
in exchange for
cancellation of loan
at $.7142857
per share          700,000      700     499,300                  500,000

Common stock issued
for cash at
$.90 per share   1,191,500    1,192   1,071,158                1,072,350

Common stock issued
in exchange for
working interests
in the Corydon
Project             80,000       80      79,920                   80,000

Common stock options
Issued to consultant
and non-employee
director                --       --      17,400                   17,400

Net loss                                           (443,691)   (443,691)

Balance at
March 31,
1998              8,691,697  $8,692   $1,869,073  $(443,691) $1,434,074

See accompanying notes.

AURORA ENERGY, LTD.
(a development stage company)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 12, 1997 (INCEPTION)
THROUGH DECEMBER 31, 1997 AND THE QUARTER ENDED
MARCH 31, 1998 (UNAUDITED)

                                       For the period
                                      March 12, 1997
                                      (Inception) to
                                      March 31, 1998
                                      (Cumulative)
                                      (Unaudited)   1998      1997
Cash flows from operating activities:
    Net loss                           $(443,691)  $(192,847) $(250,844)
    Adjustments to reconcile net loss
    to net cash used in operating activities:
    Depreciation and amortization          2,929     2,196          733
    Equity in loss of investee
      partnership                         87,870    44,184       43,686
    Services received in exchange for
      stock options                       17,400         0       17,400
    Changes in operating assets and
      Liabilities which provided
      (used) cash:
         Accounts receivable            (466,485)  (162,315)   (304,170)
         Prepaid expenses                 (1,284)     3,666      (4,950)
         Accounts payable                318,443    132,291     186,152
         Accrued expense                  23,737        435      23,302
Net cash used in operating activities   (461,081)  (172,390)   (288,691)
Cash flows from investing activities
    Capital expenditures for investee
      Partnership                        (80,773)   (80,773)          0
    Capital expenditures for oil and
      gas properties                    (738,206)   (37,356)   (700,850)
    Capital expenditures for property
      and equipment                      (21,028)    (5,360)    (15,668)
Net cash used in investing activities   (840,007)  (123,489)   (716,518)

Cash flows from financing activities
    Proceeds from the sale of
      common stock                     1,137,085    198,170     938,915
    Proceeds of loan from financial
      institution                        500,000          0     500,000
    Advances from affiliate              175,000          0     175,000
    Repayment of advancement from
      affiliate                         (175,000)         0    (175,000)
    Advances from investors              184,600     95,600      89,000
    Payments made to reduce capital
      lease obligations                   (6,580)    (2,282)     (4,298)
Net cash provided by financing
activities                             1,815,105    291,488   1,523,617

Net increase in cash and
cash equivalents                         514,017     (4,391)    518,408
Cash and cash equivalents,
beginning of period                           --    518,408          --

Cash and cash equivalents,
end of period                           $514,017   $514,017    $518,408

See accompanying notes.

AURORA ENERGY,  LTD.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1   BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
In the opinion of management, all adjustments
(consisting only of normal recurring accruals and recognition of equity in the results of operations of affiliates) considered necessary for a fair presentation have been included.
Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report for the period March 12, 1997 (inception) through December 31, 1997.

NOTE 2   COMPUTATION LOSS PER SHARE

Loss per share is computed for the three months ended March 31, 1998 and for the period
March 12, 1997 to March 31, 1997 using the weighted average number of common shares outstanding during the period (8,579,842 and 4,635,130 respectively) determined pursuant to
Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings Per Share".  This
Statement requires a dual presentation and reconciliation of "basic" and "diluted" per share amounts. Diluted reflects the potential dilution of all common stock equivalents. Since the assumed exercise of common stock options would be antidilutive for all periods presented, such exercise is not assumed for purposes of determining diluted loss per share.
Accordingly, diluted and basic per share amounts are equal.

PART III

ITEM 1. INDEX TO EXHIBITS

                                                        Page

(3)(i)      Articles of  Incorporation                  56
(3)(ii)     Bylaws                                      60
 (4)         Instruments defining rights of
            security holders                            See Ex.(3)(i)
                                                         -Articles
(9)         Voting Trust Agreement                       None
(10)        Material Contracts
            1997 Stock Option Plan                       68
         P  Stock Option Agreement with Gary Myles
         P  Stock Option Agreement with John M. Lohman
         P  Business Consultant Agreement with
            James C. Czirr
         P  Stock Option Agreement with James C. Czirr
         P  Amendment to Stock Option Agreement with
            James C. Czirr
            Amendment to Business Consulting Agreement   77
         P  Rental Agreement
         P  First of America Loan Documents
         P  Dumada Project Development Agreement
         P  Amendment to Dumada Project Development
            Agreement
         P  Letter Agreement for acquisition of
            Dumada Project
         P  St. Blue Lake 1-4 Letter Agreement
         P  Beregsasi 1-5 Letter Agreement
         P  Sublease Agreement for office
         P  Renewal of Lease letter
         P  Letter Agreement with Karl Schroeder
(27)        Financial Data Schedule                        78
(99)        Additional Exhibits
         P  Reserve and Economic Evaluation of Dumada
            Project prepared by S.A. Holditch &
            Associates, Inc.
         P  Analysis of Avery, Paxton, Quarry,
            Black River, Maxwell, Fairview and Alpena
            Projects, prepared by S.A. Holditch &
            Associates, Inc.
         P  Reserve and Economic Evaluation of Paxton,
            Quarry, Antrim Shale Project prepared by S.A.
            Holditch & Associates, Inc.
         P  State Blue Lake 1-4 reserve estimate prepared
            by Theresa Sloan, Consultant
         P  First of America Irrevocable Letter of
            Credit to State of Michigan
         P  Empire National Bank letter of credit to
            State of Kentucky
         P  Blanket Surety Bond to State of Indiana
         P  State of Ohio Owner Number notification
         P  Blanket Surety Bond to State of Ohio
         P  Three Ohio Oil and Gas Well Drilling Permits
         P  Three State of Indiana Drilling and
            Operating Permits
         P  Trademark Registration

SIGNATURES

In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA ENERGY, LTD.


Date: May 11, 1999
By:  /William W. Deneau, President/

RESTATED ARTICLES OF INCORPORATION
OF
AURORA ENERGY, LTD.

KNOW ALL MEN BY THESE PRESENTS:

That we the undersigned, having this day associated ourselves together for the purpose of forming a corporation under and by virtue of the laws of the State of Nevada, hereby adopt the following Articles of Incorporation:

ARTICLE I

The name of the corporation is Aurora Energy, Ltd.

ARTICLE II

The principal place of business of the
corporation located within the State of Nevada shall be 825 N. Lamb, No. 77, Las Vegas, Nevada.
Corporate mail to be directed to:  P. O. Box
70011, Las Vegas, Nevada 89170-0011, in Clark
County. The Board of Directors may establish from time to time other offices within and without the State of Nevada.

ARTICLE III

The nature of the business or purposes proposed to be transacted or carried on by the corporation shall be to engage in any lawful activity.

ARTICLE IV

The total authorized capital stock of the corporation is the amount of Five Hundred
Million shares of common stock having a par value of $.001 per share.

ARTICLE V

The names and post office addresses of the Board of Directors of Aurora Energy, Ltd. are as follows:

William W. Deneau
President and Director
2533 N. Carson Street
Carson City, NV  89706

Barbara J. Johnson
Secretary
2533 N. Carson Street
Carson City, NV  89706

Thomas W. Tucker
Treasurer and Director
2533 N. Carson Street
Carson City, NV  89706

John V. Miller
Director and Vice President
2533 N. Carson Street
Carson City, NV  89706

Gary J. Myles
Director
2533 N. Carson Street
Carson City, NV  89706

The business and affairs of the Corporation shall be conducted by a board of directors of such number as the By-laws may provide: but the directors may not be less than three. A governing board of directors may elect to increase the number of directors by a vote of the board.

ARTICLE VI

Consideration for issuance of shares may be paid in whole or in part, in money, labor, property, or other things of value to the Corporation.
When payment of the consideration for which said shares are to be issued shall have been received by the Corporation, such shares shall be deemed to be fully paid and non-assessable. In absence of fraud in the transaction, the judgment of the Board of Directors as to the value of the consideration for shares shall be conclusive.

ARTICLE VII

The Board of Directors shall have the power to authorize from time to time, other classifications of stock, such as preferred, special, or additional common, and to designate the number of said shares and shall fix and determine the designations, rights, preferences or other variations of each class or series of stock. The Board of Directors shall also have the power to authorize the issuance of bonds, and variations of same for any purpose determined by the Board, to be in the best interests of the Corporation, and its shareholders.

ARTICLE VIII

The Corporation shall have perpetual existence.

ARTICLE IX

Any one or more of the directors may be removed, with or without cause, at any time by a vote or written consent of the stockholders representing a majority of the issued and outstanding capital stock of the Corporation entitled to voting power.

ARTICLE X

The Board of Directors shall elect or appoint officers: president, secretary, treasurer, etc., a resident agent, and such other officers, agents, advisors or others for the administration of the business of the Corporation as it shall from time to time determine. Officers of the Corporation need not be members of the Board of Directors.

ARTICLE XI

In furtherance and not in limitation of the powers vested by law, the Board of Directors is expressly authorized:

A. To hold meetings within or without the State of Nevada.
B. If the By-laws so provide, to designate two or more of its number to constitute an Executive
Committee, which Committee shall have and exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation.
C. Subject to the Bylaws: to make, alter, amend or change the By-laws of the Corporation.
D.  Subject to the By-laws, to appoint a
resident agent of the state of domicile; to dismiss the registrant agent and file an appointment of another resident agent, for any valid reason what-so-ever.

ARTICLE XII

To the extent permitted by law, the private property of each and every stockholder, officer and director of the Corporation, real or personal, tangible or intangible, now owned or hereafter acquired by any of them, is and shall be forever exempt from all debts and obligations of the Corporation, of any type what-so-ever.

ARTICLE XIII

The Corporation shall indemnify all of its officers and directors, present and future, against any and all expenses incurred by them, and each of them including, but not limited to, legal fees, judgments, and penalties which may be incurred, rendered, or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

ARTICLE XIV

The names and post office addresses of the incorporators are as follows:

Name    	               Post Office Address
H. Eugene Gerke        P.O. Box 70011, Las Vegas, NV 89170
Nicky R. Vaughn        P.O. Box 390, Brisbane, CA 94005
Harold D. Blethen      P. O. Box 6175, San Jose, CA 95150

ARTICLE XV

The Corporation's shareholders do not have a preemptive right to acquire the Corporation's unissued shares.

ARTICLE XVI

A director or officer is not liable for damages for breach of fiduciary duty as a director or officer except for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law; or (b) the payment of a distribution in violation of NRC 78.300.

BY-LAWS
OF
AURORA ENERGY, LTD.
(A corporation whose domicile is the State of Nevada)

ARTICLE I - OFFICES

Section 1.  The registered office of the
Corporation in the State of Nevada shall be at 2533 N. Carson Street, Carson City, Nevada
89706.

The registered agent in charge thereof shall be:
LAUGHLIN & ASSOCIATES OF CARSON CITY, NEVADA.

Section 2.  The Corporation may also have
offices at such other places as the Board of Directors may from time to time appoint or the business of the Corporation may require.

ARTICLE II - SEAL

Section 1.  The Corporate Seal shall have
inscribed thereon the name of the Corporation, the year of its organization and the words
"Corporate Seal", NEVADA.  However, a Corporate
Seal shall not be a requirement.

ARTICLE III - STOCKHOLDERS' MEETING

Section 1.  The meetings of stockholders shall
be held at the registered office of the
Corporation in the State of Michigan or such place, either within or without this State, as may be selected from time to time by the Board of Directors.

Section 2.  ANNUAL MEETINGS: The annual meeting
of the stockholders shall be held on May 15 of each year if not a Saturday, Sunday or legal holiday, and if a Saturday, Sunday or legal holiday, then on the next secular day following, at the time and place designated by the Board.
At the annual meeting, the stockholders shall elect Directors and transact such other business as may properly be brought before the meeting.

Section 3.  ELECTION OF DIRECTORS: Elections of
the Directors of the Corporation may be by written ballot.

Section 4.  SPECIAL MEETINGS; Special meetings
of the stockholders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least Twenty-five percent of the votes which all stockholders are entitled to cast at the particular meeting.
At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent, or such shareholders as control a majority of votes of all outstanding shares.

Written notice of a special meeting of
stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least ten days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5.  QUORUM: A majority of the
outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. At the meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.
If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting without further notice.
The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6.  PROXIES: Each Stockholder entitled
to vote at a meeting of stockholders or to express consent or dissent to Corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with interest sufficient to law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7.  NOTICE OF MEETINGS: Whenever
stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8.  CONSENT IN LIEU OF MEETINGS: Any
action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than a majority of the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the Corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9.  LIST OF STOCKHOLDERS: The officer
who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, which place shall be specified in the notice of the meeting. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and be inspected by any stockholder who is present.

In event the Corporation has become a publicly held entity whose shares are currently trading in the public market place, a certified current list of the Corporation's shareholders in alphabetical order, shall be acquired from the Corporation's Transfer Agent, and the Officer or
Agent in charge at the meeting shall determine that no share of stock upon which any installment is due and unpaid shall be voted at any meeting. In all events the list of shareholders shall be open to the examination of any shareholders, for any reason germane to the meeting.

ARTICLE IV - DIRECTORS

Section 1.  The business and affairs of this
Corporation shall be managed by its Board of Directors, number three or more. The Directors need not be residents of this State or shareholders in the Corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the Corporation, and each Director shall be elected for a term of:
until his successor shall be elected and shall qualify or until his earlier resignation or removal. The Board may also increase its own number of members and a chairman and vice-chairman. In event of all Board positions being vacated, a majority vote of the shareholders shall elect a new Board of Directors.

Section 2.  REGULAR MEETINGS: Regular meetings
of the Board shall be held without notice at the Registered Office of the Corporation, or at such other time and place as shall be determined by the Board.

Section 3.  SPECIAL MEETINGS: Special meetings
of the Board may be called by the President at any time, with each Director, either personally, by telephone, or by facsimile transmission, or by mail, or by telegram. Special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the Directors in office.

Section 4.  QUORUM: A majority of the total
number of Directors shall constitute a quorum for the transaction of business.

Section 5.  CONSENT IN LIEU OF MEETING: Any
action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this State.

Section 6.  CONFERENCE TELEPHONE: One or more
Directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7.  COMPENSATION: Directors shall not
receive any stated salary for their services;
however by resolution of the Board, a fixed sum for attendance and expenses, if any, may be allowed for attendance at each regular or special meeting of the Board. Additionally, options for non-employee directors as provided in a stock option plan is provided for herein.
Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation thereof.

Section 8.  REMOVAL: Any Director or the entire
Board of Directors may be removed, with or without cause, by holders of a majority of the shares then entitled to vote at an election of Directors.

ARTICLE V - OFFICERS

Section 1.  The executive officers of the
Corporation shall be chosen by the Directors and in event of a vacancy on the Board the remaining
Directors may appoint a replacement.

The Board of Directors may also choose a President, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

Section 2.  SALARIES: Salaries of all officers
and agents of the Corporation shall be fixed by the Board of Directors.

Section 3.  TERM OF OFFICE:  The officers of the
Corporation shall hold office until their successors are chosen and have qualified. Any officer or agent elected or, appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the Corporation will be served thereby.

Section 4.   PRESIDENT: The President shall be
the Chief Executive Officer of the Corporation;
he shall preside at all meetings of the
stockholders and directors; he shall have general and active management of the business of the Corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the Corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a Corporation.

Section 5.   SECRETARY: The Secretary shall
attend all sessions of the Board and all meetings of the stockholders and act as clerk thereof, and record all the votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the Corporate Seal of the Corporation, and when authorized by the Board or President, affix the same to any instrument requiring it.

Section 6.   TREASURER: The Treasurer shall have
custody of the Corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, and shall keep the moneys of the Corporation in a separate account to the credit of the Corporation. He shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

ARTICLE VI - VACANCIES

Section 1.   Any vacancies occurring in any
office of the Corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created
Directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director. If at any time, by reason of death or resignation or other cause, the Corporation should have no Directors in office, then any officer or stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with the responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2.  RESIGNATIONS EFFECTIVE AT FUTURE
DATE: When one or more Directors shall resign from the Board, effective at a future date, a majority of the Directors then in office, including those who so have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

Section 1.  Any stockholder of record, in person
or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business and with such advance notice to the Corporation as may be set by the State of Nevada to inspect for any proper purpose the Corporation's list of its stockholders, and its other books and records, and to make copies or extract therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where attorney or other agent shall be the person who seeks the rights to inspection, the demand under oath shall be accompanied by a Power of Attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholders. The demand under oath shall be directed to the Corporation at its registered office in this State or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS,
ETC.

Section 1.   The stock certificates of the
Corporation shall be numbered and registered, the transfer books of the Corporation as they are issued, or by the Corporation's Registrar.
They shall bear the Corporate Seal and shall be signed by the Corporate transfer agent.

Section 2.   TRANSFERS: Transfers of shares
shall be made on the books of the Corporation by the Registrar in behalf of the Corporation only upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing.
No transfer shall be made which is inconsistent with law. A "Do Not Transfer" demand may be made by the Corporation to its Registrar if for lawful reasons.

Section 3.  LOST CERTIFICATES: The Corporation
may issue a new certificate of stock in the place of any certificates theretofore signed by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificates or the issuance of such new certificates.

Section 4.  RECORD DATE:   In order that the
Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to Corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a)	The record date for determining
stockholders entitled to notice or to vote a
meeting of stockholders shall be at the close of
business on the day next preceding the day on
which notice is given, or, if notice is waived,
at the close of business on the day next
preceding the day on which the meeting is held.
(b)	The record date for determining
stockholders entitled to express consent to
Corporate action in writing without a meeting,
when no prior action by the Board of Directors
is necessary, shall be the day which the first
written consent is expressed.
(c)	The record date for determining
stockholders for any other purpose shall be at
the close of business on the day on which the
Board of Directors adopts the resolution
relating thereto.
(d)	A determination of stockholders of record
entitled to notice of or to vote at a meeting of
stockholders shall apply to any adjournment of
the meeting; provided, however, that the Board
of Directors may fix a new record date for
adjourned meeting.
Section 5.  DIVIDENDS:   The Board of Directors
may declare and pay dividends upon the
outstanding shares of the Corporation from time
to time and to such extent as they deem
advisable, in the manner and upon the terms and
conditions provided by statute and Certificate
of Incorporation.
Section 6.  RESERVES:   Before payment of any
dividends there may be set aside out of the net profits of the Corporation such sum or sums as the Directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for repairing or maintaining any property of the Corporation, or for such other purposes as the Directors think conducive to the interests of the Corporation, and the Directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1.  FISCAL YEAR:   The fiscal year shall
begin on the first day of the calendar annually.

Section 2.  CHECKS:   All checks or demands for
money and notes of the Corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 3.  NOTICE:   Whenever written notice is
required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to this address appearing on the books of the Corporation, or supplied by him to the Corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify meeting of stockholders, the general nature of the business to be transacted.

Section 4.  WAIVER OF NOTICE:   Whenever any
written notice is required by statute, or by the Certificate or the By-Laws of this Corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at, nor the purpose of the meeting need be specified in the waiver of notice or such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such a meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5.  RESIGNATIONS:   Any Director or
other Officer may resign at any time, such resignation to be in writing, and to take effect from the time of its receipt by the Corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

Section 6.  GENDER NEUTRAL:  Wherever from the
context it appears appropriate, each term stated in the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

ARTICLE X - ANNUAL STATEMENT

Section 1.  The President and Board of Directors
shall present at each annual meeting a full and complete statement of the business and affairs of the Corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI - AMENDMENTS

Section 1.  These Bylaws may be amended or
repealed, or new bylaws may be adopted, by vote of a majority of the directors then in office or by the affirmative vote of a majority of the shares entitled to vote at any regular or special meeting of the stockholders. The stockholders may specify particular provisions of these Bylaws which shall not be altered or repealed by the Board of Directors.

__________________________________
Secretary

AURORA ENERGY, LTD.

1997 STOCK OPTION PLAN

1. PURPOSE

The Aurora Energy, Ltd. 1997 Stock Option Plan
(the "Plan") is intended as an incentive to employees (whether or not officers) of Aurora
Energy, Ltd. and its subsidiaries (collectively, the "Company"), and to certain consultants and advisors who perform substantial services for the Company, by enabling them to acquire or increase their proprietary interest in the Company through ownership of the Company's common stock, $0.001 par value ("Common Stock").
The purposes of the Plan are to provide an equity and financial incentive to enable the Company to retain valuable employees, to attract new employees, to obtain the services of consultants, to encourage the sense of proprietorship of such persons in the Company, and to stimulate the active interest of such persons in the development and financial success of the Company.

2. STATUS OF OPTIONS

Options granted under the Plan shall constitute either incentive stock options ("Incentive Stock
Options") within the meaning of Section 422 of the Internal Revenue Code, as amended (the
"Code"), or options which are not incentive stock options ("Non-Incentive Stock Options").
The Incentive Stock Options and the Non-
Incentive Stock Options which may be granted under the Plan are referred to herein collectively as "Options".

3. ADMINISTRATION

The Plan shall be administered by a committee
(the "Committee") of the Board of Directors of Aurora Energy, Ltd. (the "Board of Directors").
The Committee shall not consist of less than two members of the Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee.
Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors from the Board of Directors. The Committee shall select one of its members as chairman, and shall hold meetings at such times and places as it shall select. Acts approved by a majority of the Committee in attendance at meetings at which a majority of the entire Committee is present, or acts reduced to and approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. The Committee shall have full and complete power and authority, with further approval by the Board of Directors, to designate those persons who shall receive Options pursuant to the Plan; to grant
Options pursuant to the Plan; to determine whether Options granted pursuant to the Plan shall be Incentive Stock Options or Non-
Incentive Stock Options; to establish the dates upon which Options granted pursuant to the Plan shall be exercisable, the purchase price of the common stock subject to Options granted pursuant to the Plan and all other terms and conditions concerning the Options or their exercise; to interpret the provisions and supervise the administration of the Plan; and to otherwise further the purposes of the Plan. The interpretation and construction by the Committee of any provision of the Plan, or of any Option granted under it, shall be final, conclusive and binding upon the Company and all persons who are granted Options under the Plan. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan, or any Option granted hereunder.

4.  ELIGIBILITY

4.1. Incentive Stock Options

The persons who shall be eligible to receive
Incentive Stock Options under the Plan shall be such full or part time employees (including officers, whether or not they are directors) of the Company, or of its subsidiaries as in
Section 424(f) of the Code, as the Committee shall select from time to time. Except as otherwise specifically provided herein, no employee shall be eligible to receive Incentive
Stock Options under the Plan if, at the date such options are granted, such employee owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company, or of any parent or subsidiary Company, including stock attributable to the employee pursuant to Section 424(d) of the Code; provided, however, that any employee who would have been otherwise eligible to receive Incentive Stock Options under the Plan, but for the fact that such employee owns stock possessing more than 10 percent of the total combined voting power of all classes of stock, as provided above, shall be eligible to receive
Incentive Stock Options under the Plan if, at the time such Incentive Stock Options are granted, the purchase price for the Common Stock subject to such Options is at least 110 percent of the fair market value of the Common Stock, and if the Incentive Stock Options granted to such employee are not exercisable after the expiration of five years from the date such options are granted.

4.2  Non-Incentive Stock Options

The Persons who shall be eligible to receive
Non-Incentive Stock Options under the Plan shall be employees of the Company or consultants or advisors to the Company, as defined in the instructions to Securities and Exchange
Commission Form S-8, or such successor form, who perform substantial services for or on behalf of the Company or any of its affiliates or any entity in which the Company has an interest, all as the Committee shall select from time to time.

5.  COMMON SHARES SUBJECT TO THE PLAN

The shares which shall be subject to Options granted pursuant to the Plan shall be the Company's authorized but unissued or reacquired
Common Stock.  The aggregate number of Common
Stock which may be issued pursuant to Options granted under the Plan shall not exceed
1,000,000 shares (the "Shares").  The
limitations established by each of the preceding sentences shall be subject to adjustment as provided in Section 8 hereof. In the event that any outstanding Option under the Plan for any reason expires or is terminated, the Shares allocable to the unexercised portion of such Option may again be made the subject of an Option under the Plan.

6.  TERMS AND CONDITIONS OF INCENTIVE STOCK
OPTIONS

Incentive Stock Options granted pursuant to the Plan shall be authorized by the Committee and shall be evidenced by Option agreements or certificates which shall be in such form and which shall contain such provisions consistent with the Plan as the Committee shall deem necessary and appropriate, including the terms of the Option grant and any applicable vesting schedule. Each Incentive Stock Option granted pursuant to the Plan shall comply with and be subject to the following terms and conditions:

6.1. Employment Arrangement

The granting, of an Incentive Stock Option to any employee, shall not impose upon the Company any obligation to retain the employee in its employ for any period.

6.2. Number of Shares

Each Incentive Stock Option shall state the number of Shares to which it pertains.

6.3. Option Price

Each Incentive Stock Option shall state the purchase price of the Shares subject to such Option, which shall not be less than 100 percent of the Fair Market Value of the Shares on the date of the granting of the Incentive Stock
Option. The Fair Market Value of the Shares shall be the last reported sale price of the Common Stock on the day of grant, as reported on the open market, or on any stock exchange that the Common Stock may be listed from time to time; or, if there was no such sale price on the day of grant on the day next preceding the day of grant on which there was such a sale. The purchase price of Shares subject to Incentive
Stock Options granted to any employee who owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company shall be determined in accordance with Paragraph 4.1 hereof.

6.4  Medium and Time of Payment

The share purchase price of Incentive Stock
Options shall be payable upon the exercise of the Option and may be paid by cash, or by the delivery to the Company of such other form of consideration as determined by the Committee and as permitted by applicable law, including, but not limited to, shares underlying the Option being exercised, provided that no type of consideration which would disqualify the Option as an Incentive Stock Option under Section 422 of the Code shall be approved by the Committee.
An Incentive Stock Option shall be exercised by written notice to the Company at its principal office. Such notice shall state the optionee's election to exercise the Option, shall state the exact number of Shares as to which exercise is being made and shall be accompanied by payment of the full purchase price of such Shares. The
Incentive Stock Option shall be deemed exercised upon the date the Company actually receives the notice and payment required by this Paragraph
6.4.  The Company shall deliver to the person
exercising the Incentive Stock Option a
certificate or certificates representing the
Shares covered by such Option as soon as practical after the required notice and payment have been received by the Company. However, the Company shall not be obligated to issue any Shares unless and until, in the opinion of the Company's legal counsel, all laws and regulations have been satisfied.

6.5.  Expiration of Incentive Stock Option

No Incentive Stock Option granted pursuant to the Plan shall be exercisable in whole or in part, at any time after the expiration of 10 years from the date such Option is granted (or five years, as provided in Paragraph 4.1 above).

6.6.  Terms and Exercise

Each Incentive Stock Option granted pursuant to the Plan may be exercised only as provided in the agreement executed by the Company and the employee, which shall contain such provisions as to a vesting schedule and other terms or conditions for exercise of the Incentive Stock
Options as the Committee may, in its sole discretion, determine and approve. Unless otherwise provided in the Plan or the agreement between the employee and the Company, any portion of the Incentive Stock Option not in fact exercised in the year in which it vests shall not lapse and may be exercised at any time during the remaining term of the Incentive Stock
Option.  No Incentive Stock Option or
installment thereof shall be exercisable except as to whole Shares, and fractional Share interests shall be disregarded.

6.7. Nontransferability

No Incentive Stock Option shall be assignable or transferable by the employee, other than by will or the laws of descent and distribution, as provided in Paragraph 6.9 hereof. During the lifetime of the employee, consultant, or advisor, the Non-Incentive Stock Option shall be exercisable only by such employee.

6.8.  Termination of Employment Except
Disability or Death

If the employee shall cease to be employed by the Company for any reason except disability, death, or termination for cause, Incentive Stock
Options granted to such employee, to the extent vested upon the date such employee's employment terminates and to the extent not theretofore exercised, shall be exercisable at any time within three months after such cessation of employment. The transfer of the employee from the employ of Aurora Energy, Ltd. to a subsidiary, or vice versa, or from one subsidiary to another, shall not be deemed a cessation of employment; provided however, that no Incentive Stock Option shall be exercisable, under any condition, after the expiration of 10 years from the date of its grant (or five years as provided in Paragraph 4.1 above.) Whether authorized leave of absence or absence for military or governmental service shall constitute termination of employment, for the purposes of the Plan, shall be determined by the Committee, which determination shall be final and conclusive. If an employee's employment is terminated for cause, as determined by the Company, all rights under any and all Options shall expire concurrent with said termination.

6.9.  Death or Disability of Optionee

If the employee shall die or become disabled while in the employ of the Company and shall not have theretofore fully exercised Incentive Stock
Options granted under the Plan, such Incentive
Stock Options may be exercised, to the extent that the employee's right to exercise such Incentive Stock Options had accrued and become vested upon the date of the employee's death or disability, at any time within two years after the employees' death or disability by the employee or the employee's legal representative, in the case of disability, or by the personal representatives, executors or administrators of the employee's estate, in the case of death, or by any person or persons who shall have acquired the Incentive Stock Option directly from the employee by bequest or inheritance, provided, that under no circumstances may an Incentive
Stock Option granted under the Plan be
exercisable after the expiration of 10 years from the date upon which such Option was granted
(or five years as provided in Paragraph 4.1 above).

6.10.  Value of Shares Issued Upon Exercise

Notwithstanding anything to the contrary provided herein, the aggregate fair market value, as determined at the time an Incentive
Stock Option is granted, of the Shares with respect to which Incentive Stock Options granted under the Plan are exercisable for the first time by the optionee during any calendar year
(under all incentive stock option plans of the Company) shall not exceed $100,000.

7. TERMS AND CONDITIONS OF NON-INCENTIVE
STOCK OPTIONS

Non-Incentive Stock Options granted pursuant to the Plan shall be authorized by the Committee and shall be evidenced by agreements which shall be in such form and which shall contain such provisions consistent with the Plan as the Committee shall deem necessary and appropriate.
Each Non-Incentive Stock Option granted pursuant to the Plan shall comply with and be subject to the following terms and conditions:

7.1.  Employment or Association Arrangement

The granting of a Non-Incentive Stock Option to any employee, consultant or advisor shall not impose upon the Company any obligation to retain the employee in its employ or maintain the association with a consultant or advisor for any period.

7.2.  Number of Shares

Each Non-Incentive Stock Option shall state the number of Shares to which it pertains.

7.3.  Option Price

Each Non-Incentive Stock Option shall state the purchase price for the Shares covered by such Option, which shall not be less than the Fair
Market Value (as provided in Paragraph 6.3) of the Shares.

7.4.  Medium and Time of Payment

The option purchase price of Non-Incentive Stock
Options shall be payable upon the exercise of the Option and may be paid by cash or by delivery to the Company of such other form of consideration as determined by the Committee and as permitted by applicable law, including but not limited to, Shares underlying the Option being exercised. The Non-Incentive Stock Option shall be exercised by written notice to the Company at its principal office. Such notice shall state the optionee's election to exercise the Non-Incentive Stock Option, shall state the exact number of Shares as to which exercise is being made and shall be accompanied by payment of the full option purchase price of such Shares. The Non-Incentive Stock Option shall be deemed exercised upon the date the Company actually receives the notice and payment required by this Paragraph 7.4. The Company shall deliver to the person exercising the Non-
Incentive Stock Option a certificate or
certificates representing the Shares covered by such Options as soon as practical after the required notice and payment have been received by the Company. However, the Company shall not be obligated to issue any Shares unless and until, in the opinion of the Company's legal counsel, all laws and regulations have been satisfied.

7.5.  Expiration of Non-Incentive Stock Option

No Non-Incentive Stock Option granted pursuant to the Plan shall be exercisable by the optionee, in whole or in part, at any time after the expiration of 10 years from the date such Option is granted.

7.6. Terms and Exercise

Each Non-Incentive Stock Option granted pursuant to the Plan may be exercised only as provided in the agreement executed by the Company and the optionee, which shall contain such provisions as to a vesting schedule and other terms or conditions for exercise of the Non-Incentive
Stock Option as the Committee may, in its sole discretion, determine and approve. Unless otherwise provided in the Plan or in the agreement between the optionee and the Company, any portion of a Non-Incentive Stock Option not in fact exercised in the year in which it vests shall not lapse and may be exercised at any time during the remaining term of such Non-Incentive
Stock Option. No Non-Incentive Stock Option or installment thereof shall be exercisable except as to whole Shares, and fractional Share interests shall be disregarded.

7.7.  Nontransferability

No Non-Incentive Stock Option shall be
assignable or transferable by the employee, consultant or advisor, other than by will or the laws of descent and distribution, as provided in Paragraph 7.9 hereof. During the lifetime of the employee, the Non-Incentive Stock Option shall be exercisable only by such employee, consultant or advisor.

7.8.  Termination of Employment Except
Disability or Death

If an optionee shall cease to be employed by, or a consultant or advisor shall cease to be associated with the Company for any reason except disability, death or termination for cause, Non-Incentive Stock Options granted to such optionee, to the extent vested upon the date such optionee's employment or association with the Company terminates, and to the extent not theretofore exercised, shall be exercisable at any time with three months after such termination of employment or association. The transfer of the optionee from the employ of Aurora Energy, Ltd. to a subsidiary, or vice versa, or from one subsidiary to another, shall not be deemed a cessation of employment;
provided, however, that no Non-Incentive Stock
Option shall be exercisable, under any
condition, after expiration of 10 years from the date of its grant. Whether authorized leave of absence or absence for military or governmental service shall constitute termination of employment, for the purposes of the Plan, shall be determined by the Committee, which determination shall be final and conclusive. If an optionee's employment, or a consultant or advisor's association with the Company, is terminated for cause, as determined by the Committee, all rights under any and all Options shall expire concurrent with said termination.

7.9. Death or Disability of Optionee

If the optionee shall die or become disabled while employed by or associated with the Company and shall not have theretofore fully exercised
Non-Incentive Stock Options granted under the Plan, such Non-Incentive Stock Options may be exercised, to the extent that the optionee's right to exercise such Non-Incentive Stock
Options had accrued and become vested upon the date of the optionee's death or disability, at any time within two years after the optionee's death or disability by the optionee or the optionee's legal representative, in the case of disability, or by the personal representatives, executors or administrators of the optionee's estate, in the case of death, or by any person or persons who shall have acquired the Non-
Incentive Stock Option directly from the optionee by bequest or inheritance, provided, that under no circumstances may a Non-Incentive
Stock Option granted under the Plan be
exercisable after the expiration of 10 years from the date upon which such Option was granted.

8. CAPITAL ADJUSTMENTS

The number and purchase price of shares of Common Stock covered by each Option and the total number of shares that may be granted under the Plan shall be proportionally adjusted to reflect, subject to any required action by the stockholders, any stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination or exchange of shares or other similar change in the capital structure of the Company.

9. APPROVALS

The issuance of options and shares pursuant to this Plan is expressly conditioned upon obtaining all necessary approvals from all regulatory agencies from which approval is required, and upon obtaining stockholder ratification of the Plan.

10. EFFECTIVE DATE OF PLAN

The effective date of the Plan is October 1, 1997.

11.	TERM AND AMENDMENT OF PLAN

This Plan shall expire on September 30, 2007
(except to Options outstanding on that date), subject to the Board's power to terminate the Plan at any time.

The Board of Directors may from time to time, insofar as permitted by law, suspend or discontinue the Plan or revise or amend it in any respect whatsoever with respect to any Shares not subject to Options at the time of such action; provided, however, that without approval of the stockholders of the Company, such revision or amendment shall not change the number of shares subject to the Plan, change the designation of the class of persons eligible to receive Options, decrease the price at which Options may be granted, or remove the administration of the Plan from the Committee.

12.	WITHHOLDING TAXES

The Company shall have the right to deduct withholding taxes from any payments made pursuant to the Plan or to make such other provisions as it deems necessary or appropriate to satisfy its obligations to withhold federal, state, or local income or other taxes incurred by reason of payments or the issuance of shares of Common Stock under the Plan. Whenever under the Plan, shares of Common Stock are to be delivered upon exercise of an option, the Committee shall be entitled to require as a condition of delivery that the optionee remit an amount sufficient to satisfy all federal, state and other government withholding tax requirements related thereto.

13. PLAN NOT A TRUST

Nothing contained in the Plan and no action taken pursuant to the Plan shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and any optionee, the executor, administrator or other personal representative, or designated beneficiary or such optionee, or any other persons. If and to the extent that any optionee or such optionee's executor, adminstrator or other personal representative, as the case may be, acquires a right to receive any payment from the Company pursuant to the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company.

14. NOTICES

Each optionee shall be responsible for
furnishing the Committee with the current and proper address for the mailing of notices and delivery of agreements, Common Stock and cash pursuant to the Plan. Any notices required or permitted to be given shall be deemed given if directed to the person to whom addressed at such address and mailed by regular United States mail, first-class and prepaid. If any item mailed to such address is returned as undeliverable to the addressee, mailing will be suspended until the optionee furnishes the proper address. This provision shall not be construed as requiring the mailing of any notice or notification if such notice is not required under the terms of the Plan or any applicable law.

15. SEVERABILITY OF PROVISIONS

If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provision had not been included. It is the intent of the Board of Directors that Incentive Stock Options shall qualify for treatment under Section 422 of the Code as incentive stock options. To that end, should any provision of the Plan be determined to invalidate such treatment, such provision shall not be a part of the Plan, and shall be severable from and shall not affect the remaining provisions of the Plan.

16. PAYMENT TO MINORS, ETC.

Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipting therefore shall be deemed paid when paid to such person's guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Company and other parties with respect thereto.

17. HEADINGS AND CAPTIONS

The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

18. CONTROLLING LAW

This Plan shall be construed and enforced according to the laws of the State of Michigan to the extent not preempted by federal law, which shall otherwise control.

James C. Czirr
6070 Baldy Mountain Road
Sandpoint, ID  83864

RE:	Amendment to Business Consulting Agreement

Dear Mr. Czirr:

It is the intent of this letter that it be attached to, and become an addendum to and revision of the Business Consulting Agreement dated May 1, 1997 between Aurora Energy, Ltd.
("Aurora") an James C. Czirr ("Czirr").

Aurora and Czirr hereby agree that clause 3.3(a) of the aforementioned agreement be revised as follows:

The Company agrees to grant to CONSULTANT, upon execution of this Agreement, an option to purchase Sixteen Thousand (16,000) shares of the Company's common Stock, $.001 par value ("Common
Stock") at an initial exercise price of Five
Cents ($.05) per share, with a term of five (5) years, pursuant to the terms of an Option
Agreement in the form attached hereto as Exhibit
"A".

Please sign below and return to Aurora if you agree to the above and it fairly represents your understanding of the amendment to the Business
Consulting Agreement discussed and agreed on by the parties to the above-referenced agreement.

Sincerely,

//William W. Deneau//
President

The above letter is accepted and it is agreed to make it a part of the Business Consulting
Agreement dated May 1, 1997 between Aurora
Energy, Ltd. and James C. Czirr.


//James C. Czirr//		3/19/99
				Date

Exhibit 27 - Financial Data Schedule

Article 5 of Regulation S-X


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